Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-202524
Dated March 5, 2015

ETF Underlying Supplement

To Prospectus dated March 5, 2015 and
Prospectus Supplement dated March 5, 2015

HSBC USA Inc. Notes Linked to a Reference Asset

GENERAL

HSBC USA Inc. from time to time may offer and sell certain senior unsecured debt obligations (the "Notes") linked to a Reference Asset. The "Reference Asset" is the underlying measure by which we will determine the amount payable on the Notes, if any, and may be based on price movements in, performance of, or other events relating to one or more particular index funds or other securities, indices, currencies, interest rates, consumer prices or commodities, or commodity futures or baskets comprised of any of those instruments or measures, or other instruments or measures, including the occurrence or nonoccurrence of any event or circumstance, or a combination thereof. This underlying supplement describes certain terms of Notes linked to a Reference Asset that is or is in part an exchange traded fund or a trust that issues depositary receipts representing an interest in equity securities held by such trust (each, an "Index Fund"). An Index Fund may track the performance of an index (if applicable, its "Underlying Index") or basket of equity securities, or other instruments, primarily by holding securities or other instruments related to such Underlying Index or basket. The Reference Asset may be a basket of Index Funds or a basket of instruments or measures that includes an Index Fund as one of its components. We refer to any instrument or measure that comprises a basket as a "Basket Component," and collectively as the "Basket Components." The applicable free writing prospectus or pricing supplement will specify the Reference Asset to which your Notes are linked as well as specific terms of the Notes.

Notwithstanding anything to the contrary set forth in the accompanying prospectus supplement for Notes, Series 1 dated March 5, 2015 (the "Prospectus Supplement") and the accompanying base prospectus for debt securities, preferred stock, depositary shares, warrants, purchase contracts and units (the "Base Prospectus") dated March 5, 2015, this underlying supplement describes additional terms of the Notes and some of the potential Index Funds to which the return on the Notes may be linked.

You should read the applicable free writing prospectus or pricing supplement, this underlying supplement, the Prospectus Supplement and the Base Prospectus carefully before you invest in a particular issuance of the Notes. If the terms described in the applicable free writing prospectus or pricing supplement are different or inconsistent with those described herein, the terms described in the applicable free writing prospectus or pricing supplement will govern the applicable Notes.

The descriptions of Index Funds in this underlying supplement only apply to select Index Funds to which the applicable Notes possibly may be linked. We do not guarantee that we will offer Notes linked to any of the Index Funds described herein. In addition, we may offer Notes linked to one or more Index Funds that are not described herein. In such an event, we will describe such additional Index Fund or Index Funds in the applicable free writing prospectus or pricing supplement, or in another underlying supplement.

This underlying supplement describes the following Index Funds:

- the Energy Select Sector SPDR® Fund
- the Financial Select Sector SPDR® Fund
- the Health Care Select Sector SPDR® Fund
- the iShares® China Large-Cap ETF
- the iShares® Latin America 40 ETF
- the iShares® MSCI Brazil Capped ETF
- the iShares® MSCI EAFE ETF
- the iShares® MSCI Emerging Markets ETF
- the iShares® MSCI Mexico Capped ETF

- the iShares® Transportation Average ETF
- the iShares® U.S. Real Estate ETF
- the Market Vectors® Gold Miners ETF
- the PowerShares QQQ Trust℠, Series 1
- the SPDR® Dow Jones Industrial Average℠ ETF Trust
- the SPDR® S&P 500® ETF Trust
- the Vanguard® FTSE Emerging Markets ETF
- the WisdomTree® Japan Hedged Equity Fund

An investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page S-1 of this document and page S-1 of the Prospectus Supplement for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the Base Prospectus, the Prospectus Supplement or any free writing prospectus or pricing supplement. Any representation to the contrary is a criminal offense.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks, including possible loss of the principal amount invested due to the credit risk of HSBC USA Inc.

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the applicable free writing prospectus or pricing supplement, this underlying supplement, any related underlying supplement, the Prospectus Supplement and Base Prospectus. The information in the applicable free writing prospectus or pricing supplement and any related underlying supplement including this underlying supplement may only be accurate as of the dates of each of these documents, respectively.

The Notes described in the applicable free writing prospectus or pricing supplement and this underlying supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. The applicable free writing prospectus or pricing supplement, any related underlying supplement including this underlying supplement and the accompanying Prospectus Supplement and Base Prospectus do not constitute an offer to sell or a solicitation of an offer to buy the Notes in any circumstances in which such offer or solicitation is unlawful.

In this underlying supplement, "HSBC," "we," "us" and "our" refer to HSBC USA Inc., unless the context requires otherwise.

Neither HSBC or the calculation agent, nor any of our or its affiliates, accepts any responsibility for the calculation, maintenance or publication of the Index Funds described herein or any Successor Index Funds or any Underlying Index.

RISK FACTORS

Your investment in the Notes will involve certain risks. We urge you to read the section "Risk Factors" beginning on page S-1 of the Prospectus Supplement, in any related underlying supplement and in the applicable free writing prospectus or pricing supplement in addition to the following risk factors relevant to your Notes. Investing in the Notes is not equivalent to investing directly in the Reference Asset, relevant Index Fund, any Underlying Index or any of the stocks or other securities held by the relevant Index Fund. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this underlying supplement, the applicable free writing prospectus or pricing supplement, any other relevant underlying supplement, and the accompanying Prospectus Supplement and Base Prospectus.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities. You should not purchase the Notes unless you understand and can bear these investment risks.

General risks related to the Index Funds:

- **EQUITY MARKET RISKS MAY AFFECT THE TRADING VALUE OF THE NOTES AND THE AMOUNT DUE ON THE NOTES** — We expect that the Reference Asset will fluctuate in accordance with changes in the level of the relevant Index Fund or Index Funds, the value of equity securities generally and other factors. The financial condition of the issuers of the stocks or other securities held by an Index Fund may become impaired or the general condition of the equity market may deteriorate, either of which may cause a decrease in the value of the Reference Asset and thereby affect the value of the Notes. Equity securities are susceptible to general equity market fluctuations and to volatile increases and decreases in value, as market confidence in and perceptions regarding the instrument or instruments comprising an Index Fund change. Investor perceptions regarding the issuer of a stocks or other securities held by an Index Fund are based on various and unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic, and banking crises. The value of the Reference Asset may be expected to fluctuate until the maturity date.

- **THERE IS LIMITED ANTI-DILUTION PROTECTION** — For certain events affecting shares of an Index Fund, such as stock splits or extraordinary dividends, the calculation agent may make adjustments to the relevant level of the Reference Asset. However, the calculation agent is not required to make an adjustment for every corporate action which affects the shares of an Index Fund. If an event occurs that does not require the calculation agent to adjust the level of the Reference Asset, the market price of the Notes and the value of the Notes may be materially and adversely affected.

- **IN SOME CIRCUMSTANCES, THE PAYMENT YOU RECEIVE ON THE NOTES MAY BE BASED ON THE SHARES OF ANOTHER INDEX FUND OR OTHER PROPERTY AND NOT THE ORIGINAL INDEX FUND OR BASKET COMPONENT** — Following certain corporate events relating to a Index Fund where such Index Fund is not the surviving entity, the amount due on the Notes may be based on the shares of a successor to the respective Index Fund or other property. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see "Additional Notes Terms — Merger Event and Tender Offer" beginning on page S-49.

- **AS A HOLDER OF THE NOTES, YOU WILL NOT HAVE ANY OWNERSHIP INTEREST OR RIGHTS IN ANY INDEX FUND OR THE STOCKS OR OTHER SECURITIES HELD BY AN INDEX FUND** —As a holder of the Notes, you will not have any ownership interest or rights in any Index Fund or the stocks or other securities held by an Index Fund, such as rights to vote, dividend payments or other distributions. In addition, the sponsor of an Index Fund (each a "Reference Sponsor") will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of an Index Fund and the Notes.

- **WE OR OUR AFFILIATES ARE NOT AFFILIATED WITH ANY OF THE REFERENCE SPONSORS** —Unless otherwise specified the applicable free writing prospectus or pricing supplement, we or our affiliates are not affiliated with any of the Reference Sponsors. We have not made any independent investigation as to the adequacy or completeness of the information about any Index Fund contained herein or in any free writing prospectus or pricing supplement. You should make your own investigation into the relevant Index Fund and the Reference Sponsors. We are not responsible for any Index Fund's public disclosure of information, whether contained in SEC filings or otherwise. We do not make any representation that any publicly available document or any other publicly available information about any Index Fund is accurate or complete. Furthermore, we do not know whether all events occurring before the date of the applicable free writing prospectus or pricing supplement, including events that would affect the accuracy or completeness of the publicly available documents referred to above, have been publicly disclosed. Subsequent disclosure of any events of this kind or the disclosure of or failure to disclose material future events concerning an Index Fund could affect the value of the Notes.

- **OUR OR OUR AFFILIATES BUSINESS ACTIVITIES RELATING TO THE STOCKS OR SECURITIES TRACKED BY AN EQUITY INDEX MAY CREATE CONFLICTS OF INTEREST WITH YOU**—We or our affiliates, at the time of any offering of the Notes or in the future, may engage in business with any company that has stocks or securities that are held by an Index Fund, including making loans to, equity investments in, or providing investment banking, asset management, or other services to those companies, their affiliates, and their competitors. In connection with these activities, we or our affiliates may receive information about those companies that we will not divulge to you or other third parties. We or our affiliates have published, and in the future may publish, research reports on one or more of these companies. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding your Notes. Any of these activities may affect the market value of the Notes. We do not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the stocks held by any Index Fund. Any prospective purchaser of the Notes should undertake an independent investigation of the Reference Asset as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The selection of an Index Fund does not reflect any investment recommendations from us.

- **AN INDEX FUND AND ITS UNDERLYING INDEX ARE DIFFERENT** — The performance of an Index Fund may not exactly replicate the performance of its Underlying Index, because the Index Fund will reflect transaction costs and fees that are not included in the calculation of its Underlying Index. It is also possible that an Index Fund may not fully replicate or may in certain circumstances diverge significantly from the performance of its Underlying Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the Index Fund or due to other circumstances. An Index Fund may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to its Underlying Index and in managing cash flows.

- **INDEX FUNDS ARE SUBJECT TO MANAGEMENT RISK —** Index funds are not managed according to traditional methods of "active" investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, Index Funds, utilizing a "passive" or indexing investment approach, attempt to approximate the investment performance of their respective underlying indices by investing in a portfolio of securities that generally replicate the respective Underlying Index. Therefore, unless a specific security is removed from the respective Underlying Index, an Index Fund generally would not sell a security because the security's issuer was in financial trouble. In addition, an Index Fund is subject to the risk that the investment strategy of the Index Fund's investment advisor may not produce the intended results.

Additional risks relating to certain Notes with more than one Index Fund comprising the Reference Asset:

- **THE INDEX FUNDS COMPRISING THE REFERENCE ASSET MAY NOT MOVE IN TANDEM; AND GAINS IN ONE SUCH INDEX FUND MAY BE OFFSET BY DECLINES IN ANOTHER INDEX FUND —** Price movements in the Index Funds comprising the Reference Asset may not move in tandem with each other. At a time when the price of one or more of such instruments increases, the price of one or more of the other such instruments may decrease. Therefore, increases in the value of one or more of the Index Funds comprising the Reference Asset may be moderated, or wholly offset, by lesser increases or decrease in the value of one or more of the other Index Funds comprising the Reference Asset.

If the Reference Asset is or includes the iShares® China Large-Cap ETF, the iShares® Latin America 40 ETF, the iShares® MSCI Brazil Capped ETF, the iShares® MSCI EAFE ETF, the iShares® MSCI Emerging Markets ETF, the iShares® MSCI Mexico Capped ETF, the Vanguard® FTSE Emerging Markets ETF or the WisdomTree® Japan Hedged Equity Fund, or otherwise includes an Index Fund that holds foreign securities:

- **SECURITIES PRICES GENERALLY ARE SUBJECT TO POLITICAL, ECONOMIC, FINANCIAL AND SOCIAL FACTORS THAT APPLY TO THE MARKETS IN WHICH THEY TRADE AND, TO A LESSER EXTENT, FOREIGN MARKETS —** Foreign securities markets may be more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets. Also, there generally may be less publicly available information about companies in foreign securities markets than about U.S. companies, and companies in foreign securities markets are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. companies.

In addition, securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

The economies of emerging market countries in particular face several concerns, including the relatively unstable governments which may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and which may have less protection of property rights than more developed countries. These economies may also be based on only a few industries, be highly vulnerable to changes in local and global trade conditions and may suffer from extreme and volatile debt burdens or inflation rates. In addition, local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. The risks of the economies of emerging market countries are relevant for Notes where the securities comprising or held by an Index Fund are based or traded in one or more emerging market countries.

The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

RISKS ASSOCIATED WITH NON-U.S. COMPANIES —An investment in securities linked to the value of an Index Fund that holds the common stocks of non-U.S. companies involves risks associated with the home countries of such non-U.S. companies. The prices of such non-U.S. companies' common stocks may be affected by political, economic, financial and social factors in the home country of each such non-U.S. company, including changes in such country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes.

The foreign securities held by an Index Fund may have less liquidity and could be more volatile than many of the securities traded in U.S. or other longer-established securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties.

These factors may adversely affect the performance of the Reference Asset and, as a result, the value of the Notes.

- **TIME DIFFERENCES BETWEEN THE DOMESTIC AND FOREIGN MARKETS AND NEW YORK CITY MAY CREATE DISCREPANCIES IN THE TRADING LEVEL OR PRICE OF THE NOTES —** Time differences between the domestic and foreign markets may result in discrepancies between the level of the underlying stocks held by an Index Fund and the value of the Notes. To the extent that U.S. markets are closed while markets for the underlying stocks held by an Index Fund remain open, significant price or rate movements of these underlying stocks may take place that will not be reflected immediately in the value of the Notes. In addition, there may be periods when the relevant foreign markets are closed for trading, causing the level of the Index Fund to remain unchanged for multiple trading days in New York City.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK —** The prices of the stocks or other securities held by the relevant Index Fund are converted into U.S. dollars for purposes of calculating the net asset value of such Index Fund. As a result, your Notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by such Index Fund trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the equity securities held by such Index Fund denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of such Index Fund will be adversely affected and, depending on the terms of your Notes, the payment on the Notes, if any, may be reduced.

Of particular importance to potential currency exchange risk are:

- the volatility of the exchange rate between the U.S. dollar and relevant currencies in which the stocks or other securities held by the relevant Index Fund are denominated;

- existing and expected rates of inflation;

- existing and expected interest rate levels;

- the balance of payments in the relative countries and between each country and its major trading partners; and

- the extent of governmental surpluses or deficits in the component countries and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries and the United States and other countries important to international trade and finance.

If the Reference Asset is or includes the iShares® MSCI EAFE ETF or otherwise includes an Index Fund that holds our or our affiliates' securities:

- **EVEN IF OUR OR OUR AFFILIATES' SECURITIES ARE HELD BY AN INDEX FUND, WE OR OUR AFFILIATES WILL NOT HAVE ANY OBLIGATION TO CONSIDER YOUR INTERESTS —** Our parent HSBC Holdings plc is currently one of the companies included in the MSCI EAFE Index, the Underlying Index to the iShares® MSCI EAFE ETF. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the value of the MSCI EAFE Index, any other Index Fund that holds or may hold our or our affiliates' securities.

If the Reference Asset is or includes the iShares® China Large-Cap ETF, iShares® Latin America 40 ETF, the iShares® MSCI Brazil Capped ETF, the iShares® MSCI Emerging Markets ETF, the iShares® MSCI Mexico Capped ETF or the Vanguard® FTSE Emerging Markets ETF or otherwise includes an Index Fund that holds foreign securities related to emerging markets:

- **THERE ARE RISKS ASSOCIATED WITH EMERGING MARKETS —** An investment in the Notes will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

If the Reference Asset is or includes the iShares® China Large-Cap ETF, the Vanguard® FTSE Emerging Markets ETF or otherwise includes an Index Fund that changes to a new Underlying Index or the Underlying Index of which has had material changes:

- **IF AN INDEX FUND'S UNDERLYING INDEX HAS TRANSITIONED TO A NEW UNDERLYING INDEX OR HAD MATERIAL CHANGES, IT WILL LIMIT THE UTILITY OF AVAILABLE INFORMATION ABOUT THE PERFORMANCE OF THAT INDEX FUND —** If an Index Fund's underlying index has transitioned to a new Underlying Index or had material changes, the historical performance of that Index Fund may be of limited use in evaluating the Index Fund's past performance, as there is limited historical information available to reflect the Index Fund's tracking of the new Underlying Index. The Index Fund's new Underlying Index could provide different investment returns (either lower or higher) or different levels of volatility than those of the former Underlying Index over any period of time.

If the Reference Asset is or includes the Market Vectors® Gold Miners ETF or otherwise includes an Index Fund that holds securities related to the gold mining industry:

- **THERE ARE RISKS ASSOCIATED WITH AN INVESTMENT IN A CONCENTRATED INDUSTRY —** The securities held by the Market Vectors® Gold Miners ETF are issued by companies that are in the gold mining industry. Therefore, an investment in the Notes may carry risks similar to a concentrated securities investment in a single industry. Consequently, the value of the Notes may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting this industry than an investment linked to a more broadly diversified group of issuers.

- **RISKS ASSOCIATED WITH THE GOLD MINING INDUSTRY —** Because the Market Vectors® Gold Miners ETF primarily invests in stocks and American Depositary Receipts of companies that are involved in the gold mining industry, it is subject to certain risks associated with such companies. Competitive pressures may have a significant effect on the financial condition of such companies in the gold mining industry. Also, gold mining companies are highly dependent on the price of gold bullion. These prices may fluctuate substantially over short periods of time so the price of the Market Vectors® Gold Miners ETF may be more volatile than other types of investments. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market.

If the Reference Asset is or includes the iShares® U.S. Real Estate ETF, the Market Vectors® Gold Miners ETF or the WisdomTree® Japan Hedged Equity Fund or otherwise includes an Index Fund that holds securities of small and mid-capitalization companies:

- **SMALL-CAPITALIZATION OR MID-CAPITALIZATION COMPANIES RISK —** The respective Index Fund may invest in companies that may be considered small-capitalization or mid-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the respective Index Fund's share price may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization or mid-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization or mid-capitalization companies may be thinly traded, making it difficult for the relevant Index Fund to buy and sell them. In addition, small-capitalization or mid-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization or mid-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

If the Reference Asset is or includes the iShares® U.S. Real Estate ETF or otherwise includes an Index Fund that holds securities related to the real estate industry:

- **RISKS ASSOCIATED WITH REAL ESTATE INVESTMENT —** The iShares® U.S. Real Estate ETF invests in companies that invest in real estate ("real estate companies"), such as real estate investment trusts, or REITs, or real estate holding companies, which exposes investors to the risks of owning real estate directly as well as to risks that relate specifically to the way in which real estate companies are organized and operated. Real estate is highly sensitive to general and local economic conditions and developments, and characterized by intense competition and periodic overbuilding.

  - *Concentration Risk* - Real estate companies may lack diversification due to ownership of a limited number of properties and concentration in a particular geographic region or property type.

  - *Interest Rate Risk* - Rising interest rates could result in higher costs of capital for real estate companies, which could negatively impact a real estate company's ability to meet its payment obligations.

  - *Leverage Risk* - Real estate companies may use leverage (and some may be highly leveraged), which increases investment risk and the risks normally associated with debt financing and could adversely affect a real estate company's operations and market value in periods of rising interest rates. Financial covenants related to a real estate company's leveraging may affect the ability of the real estate company to operate effectively. In addition, real property may be subject to the quality of credit extended and defaults by borrowers and tenants. If the properties do not generate sufficient income to meet operating expenses, including, where applicable, debt service, ground lease payments, tenant improvements, third-party leasing commissions and other capital expenditures, the income and ability of a real estate company to make payments of any interest and principal on its debt securities will be adversely affected.

  - *Liquidity Risk* - Investing in real estate companies may involve risks similar to those associated with investing in small-capitalization companies. Real estate company securities, like the securities of other smaller companies, may be more volatile than, and perform differently from, shares of large-capitalization companies. There may be less trading in real estate company shares, which means that buy and sell transactions in those shares could have a magnified impact on share price, resulting in abrupt or erratic price fluctuations. In addition, real estate is relatively illiquid and, therefore, a real estate company may have a limited ability to vary or liquidate properties in response to changes in economic or other conditions.

  - *Management Risk* - Real estate companies are dependent upon management skills and may have limited financial resources. real estate companies are generally not diversified and may be subject to heavy cash flow dependency, default by borrowers and self-liquidation. In addition, transactions between real estate companies and their affiliates may be subject to conflicts of interest, which may adversely affect a real estate company's shareholders. A real estate company may also have joint venture investments in certain of its properties and, consequently, its ability to control decisions relating to such properties may be limited.

  - *Property Risk* - Real estate companies may be subject to risks relating to functional obsolescence or reduced desirability of properties; extended vacancies due to economic conditions and tenant bankruptcies; catastrophic events such as earthquakes, hurricanes and terrorist acts; and casualty or condemnation losses. Real estate income and values also may be greatly affected by demographic trends, such as population shifts or changing tastes and values, or increasing vacancies or declining rents resulting from legal, cultural, technological, global or local economic developments.

  - *Regulatory Risk* - Real estate income and values may be adversely affected by such factors as applicable domestic and foreign laws (including tax laws). Government actions, such as tax increases, zoning law changes or environmental regulations, also may have a major impact on real estate.

  - *Repayment Risk* - The prices of real estate company securities may drop because of the failure of borrowers to repay their loans, poor management, and the inability to obtain financing either on favorable terms or at all. If the properties do not generate sufficient income to meet operating expenses, including, where applicable, debt service, ground lease payments, tenant improvements, third-party leasing commissions and other capital expenditures, the income and ability of the real estate company to make payments of interest and principal on their loans will be adversely affected. Many real estate companies utilize leverage, which increases investment risk and could adversely affect a company's operations and market value in periods of rising interest rates.

– *U.S. Tax Risk* - Certain U.S. real estate companies are subject to special U.S. federal tax requirements. A REIT that fails to comply with such tax requirements may be subject to U.S. federal income taxation, which may affect the value of the REIT and the characterization of the REIT's distributions. The U.S. federal tax requirement that a REIT distribute substantially all of its net income to its shareholders may result in a REIT having insufficient capital for future expenditures.

- **THERE ARE RISKS ASSOCIATED WITH AN INVESTMENT IN A CONCENTRATED INDUSTRY —** The securities held by the iShares® U.S. Real Estate ETF are issued by companies that are in the U.S. real estate industry. Therefore, an investment in the Notes may carry risks similar to a concentrated securities investment in a single industry. The iShares® U.S. Real Estate ETF lacks diversification and does not have the benefit of other offsetting components which may increase when other components are decreasing. Accordingly, a decline in value of stock prices of companies in the U.S. real estate industry would adversely affect the performance of the iShares® U.S. Real Estate ETF and, consequently, the value of the Notes.

- **THERE WILL BE NO DIRECT CORRELATION BETWEEN THE VALUE OF THE NOTES OR THE LEVEL OF AN INDEX FUND AND RESIDENTIAL HOUSING PRICES —** There is no direct linkage between the iShares® U.S. Real Estate ETF and residential housing prices in specific regions or residential housing prices in general. While residential housing prices may be one factor that could affect the prices of the stocks or other securities included in the iShares® U.S. Real Estate ETF, and consequently the price of the iShares® U.S. Real Estate ETF, neither the price of the iShares® Real Estate ETF nor the Notes are directly linked to movements of residential housing prices and may be affected by factors unrelated to such movements.

If the Reference Asset is or includes the Financial Select Sector SPDR® Fund or otherwise includes an Index Fund that holds securities related to the financial industry:

- **CONCENTRATION OF INVESTMENT IN PARTICULAR SECTOR —** The equity securities held by the Financial Select Sector SPDR® Fund are issued by companies that are in the following industries: diversified financial services; insurance; commercial banks; capital markets; REITs; consumer finance; thrifts and mortgage finance and real estate management and development. Consequently, the value of the Notes may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting such industries than an investment linked to a more broadly diversified group of issuers. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for financial products and services in general.

- **RISKS ASSOCIATED WITH THE FINANCIAL SECTOR —** The Financial Select Sector SPDR® Fund invests in financial services companies, which are subject to extensive governmental regulation which may limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change or due to increased competition. In addition, the recent deterioration of the credit markets generally has caused an adverse impact in a broad range of markets, including U.S. and international credit and interbank money markets generally, thereby affecting a wide range of financial institutions and markets. Recent events in the financial sector have resulted, and may continue to result, in an unusually high degree of volatility in the financial markets, both domestic and foreign, and caused certain financial services companies to incur large losses. Numerous financial services companies have experienced substantial declines in the valuations of their assets, taken action to raise capital (such as the issuance of debt or equity securities), or even ceased operations. These actions have caused the securities of many financial services companies to experience a dramatic decline in value. Credit losses resulting from financial difficulties of borrowers and financial losses associated with investment activities can negatively impact the sector. Insurance companies may be subject to severe price competition. Adverse economic, business or political developments affecting real estate could have a major effect on the value of real estate securities (which include REITs).

If the Reference Asset is or includes the iShares® Transportation Average ETF or otherwise includes an Index Fund that holds securities related to transportation industry:

- **RISKS ASSOCIATED WITH THE TRANSPORTATION SECTOR —** The iShares® Transportation Average ETF invests in companies in the transportation sector, which can be significantly affected by economic changes, fuel prices, labor relations, and insurance costs. Transportation companies may also be subject to significant government regulation and oversight, which may adversely affect their businesses.

- **THERE ARE RISKS ASSOCIATED WITH AN INVESTMENT IN A CONCENTRATED INDUSTRY —** The securities held by the iShares® Transportation Average ETF are all common stocks of companies generally considered to be involved in the U.S. transportation industry. Therefore, an investment in the Notes may carry risks similar to a concentrated securities investment in a single industry. The iShares® Transportation Average ETF lacks diversification and does not have the benefit of other offsetting components which may increase when other components are decreasing. Accordingly, a decline in value of stock prices of companies in the transportation industry would adversely affect the performance of the iShares® Transportation Average ETF and, consequently, the value of the Notes.

If the Reference Asset is or includes the Energy Select Sector SPDR® Fund or otherwise includes an Index Fund that holds securities related to the energy industry:

- **RISKS ASSOCIATED WITH THE ENERGY SECTOR —** The Energy Select Sector SPDR® Fund invests in companies that develop and produce crude oil and natural gas and provide drilling and other energy resources production and distribution related services. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products and services in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. The stock prices of oil service companies could be subject to wide fluctuations in response to a variety of factors, including the ability of the OPEC to set and maintain production levels and pricing, the level of production in non-OPEC countries, the demand for oil and gas, which is negatively impacted by economic downturns, the policies of various governments regarding exploration and development of oil and gas reserves, advances in exploration and development technology and the political environment of oil-producing regions. Correspondingly, securities of companies in the energy field are subject to swift price and supply fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other governmental regulatory policies. Weak demand for the companies' products or services or for energy products and services in general, as well as negative developments in these other areas, would adversely impact the Energy Select Sector SPDR® Fund's performance.

- **CONCENTRATION OF INVESTMENT IN A PARTICULAR SECTOR —** The equity securities held by the Energy Select Sector SPDR® Fund are issued by companies that are in the following industries: oil, gas and consumable fuels and energy equipment and services. Consequently, the value of the Notes may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting such industries than an investment linked to a more broadly diversified group of issuers. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products and services in general.

If the Reference Asset is or includes the Health Care Select Sector SPDR® Fund or otherwise includes an Index Fund that holds securities related to the health care industry:

- **RISKS ASSOCIATED WITH THE HEALTH CARE SECTOR —** The Health Care Select Sector SPDR® Fund invests in companies in the health care sector, which are subject to extensive government regulation and their profitability can be significantly affected by restrictions on government reimbursement for medical expenses, rising costs of medical products and services, pricing pressure and an increased emphasis on outpatient services. Companies in the health care sector are heavily dependent on patent protection and the process of obtaining patent approval can be long and costly. The expiration of patents may adversely affect the profitability of the companies. Health care companies are also subject to extensive litigation based on product liability and similar claims. Companies in the health care industry are affected by rising costs of medical products, devices and services and the increased emphasis on the delivery of health care through outpatient services. Health care companies are also subject to competitive forces that may make it difficult to raise prices and, in fact, may result in price discounting. Additionally, the profitability of some health care companies may be dependent on a relatively limited number of products. In addition, their products can become obsolete due to industry innovation, changes in technologies or other market developments. Many new products in the health care sector may be subject to regulatory approvals and the process of obtaining such approvals may be long and costly.

- **CONCENTRATION OF INVESTMENT IN A PARTICULAR SECTOR —** The equity securities held by the Health Care Select Sector SPDR® Fund are issued by companies that are in the following industries: pharmaceuticals; health care equipment and supplies; health care providers and services; biotechnology; life sciences tools and services and health care technology. Consequently, the value of the Notes may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting such industries than an investment linked to a more broadly diversified group of issuers. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for health care products and services in general.

REFERENCE SPONSORS AND INDEX FUNDS

The Notes have not been passed on as to their legality or suitability by any Reference Sponsor. The Notes are not issued by and are not financial or legal obligations of any Reference Sponsor. No Reference Sponsor makes any warranties or bears any liability with respect to the Notes. This underlying supplement relates only to the Notes offered by the applicable free writing prospectus or pricing supplement and does not relate to any Index Fund or Reference Sponsor.

Companies with securities registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), such as the Reference Sponsors, are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by a Reference Sponsor can be located by reference to the SEC file number provided in the applicable free writing prospectus or pricing supplement or herein. In addition, information regarding such an Index Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not made any independent investigation as to the accuracy or completeness of such information.

We have not made any independent investigation as to the accuracy or completeness of any materials referred to above, including any filings made by a Reference Sponsor with the SEC. In connection with any issuance of Notes under the applicable free writing prospectus or pricing supplement, we have not participated in the preparation of the above-described documents or made any due diligence inquiry with respect to any Reference Sponsor or Index Fund. We make no representation that such publicly available documents or any other publicly available information regarding a Reference Sponsor or Index Fund is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof or prior to the date of the applicable free writing prospectus or pricing supplement (including events that would affect the accuracy or completeness of the publicly available documents described herein) that would affect the trading level or price of the Reference Asset (and therefore the price of such Reference Asset at the time we price the Notes) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning an Index Fund could affect the value received at maturity with respect to the Notes and therefore the price of the Notes.

The selection of any Index Fund is not a recommendation to buy or sell such Index Fund. We do not make any representation to any purchaser of the Notes as to the performance of any Index Fund.

Any prospective purchaser of the Notes should undertake an independent investigation of any Index Fund or Reference Sponsor as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes.

The disclosure relating to an Index Fund contained in this document relates only to the offering of Notes linked to a Reference Asset containing that Index Fund. We have derived all information contained in this document regarding an Index Fund or an Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of and is subject to change by, the applicable Reference Sponsor or sponsor of an Underlying Index. No Reference Sponsor or index sponsor is under any obligation to continue to publish, and may discontinue or suspend the publication of the relevant Index Fund or Underlying Index at any time. This underlying supplement is not an offer to sell and it is not an offer to buy interests in any Index Fund or any of the stocks or other securities held by any Index Fund. Neither HSBC USA Inc. nor any of its affiliates has made any independent investigation as to the adequacy or accuracy of information about any Index Fund or Underlying Index contained in this underlying supplement. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this document.

If the Notes are linked to an Index Fund not described in this underlying supplement, the applicable free writing prospectus or pricing supplement or a separate underlying supplement will provide information relating to that Index Fund.

THE ENERGY SELECT SECTOR SPDR® FUND

Description of the Energy Select Sector SPDR® Fund

The Energy Select Sector SPDR® Fund (the "XLE") is an investment portfolio managed by SSgA Funds Management, Inc. ("SSFM"). XLE is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol "XLE."

The Select Sector SPDR® Trust is a registered investment company that consists of nine separate investment portfolios (each, a "Select Sector SPDR® Fund"), including the XLE. Each Select Sector SPDR® Fund is an Index Fund that invests in a particular sector or group of industries represented by a specified Select Sector Index (together, the "Select Sector Indices"). The companies included in each Select Sector Index are selected on the basis of the Global Industry Classification Standard from a universe of companies defined by the S&P 500® Index (the "SPX"). The Select Sector Indices upon which the Select Sector SPDR® Funds are based, together, comprise all of the companies in the SPX.

Information provided to or filed with the SEC by the Select Sector SPDR® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57791 and 811-08837, respectively, through the SEC's website at http://www.sec.gov.

Investment Objective and Strategy

The XLE seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded equity securities of companies in the Energy Select Sector Index ("the IXE"). The IXE measures the performance of the energy sector of the U.S. equity market. The IXE includes companies in the following sub-sectors: oil, gas and consumable fuels; and energy equipment and services.

Investment Strategy — Replication

The XLE pursues the indexing strategy of "replication" in attempting to approximate the performance of IXE. The XLE will generally invest in all of the equity securities included in the IXE. There may, however, be instances where SSFM may choose to overweight another stock in the IXE, purchase securities not included in the IXE that SSFM believes are appropriate to substitute for a security included in the IXE or utilize various combinations of other available investment techniques in seeking to track accurately the IXE. The XLE will normally invest at least 95% of its total assets in common stocks that comprise the IXE. The XLE may invest its remaining assets in money market instruments (including repurchase agreements and money market funds), convertible securities, structured notes and in options and futures contracts. Options and futures contracts (and convertible securities and structured notes) may be used by the XLE in seeking performance that corresponds to the IXE and managing cash flows. SSFM anticipates that, under normal circumstances, it may take approximately five business days for additions and deletions to the S&P 500® Index to be reflected in the portfolio composition of the XLE. The Board of Trustees of the Trust may change the XLE's investment strategy and other policies without shareholder approval.

Correlation

The IXE is a theoretical financial calculation, while the XLE is an actual investment portfolio. The performance of the XLE and the IXE will vary somewhat due to transaction costs, asset valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The XLE, using a replication strategy, can be expected to have a lesser tracking error than a fund using representative sampling strategy. Representative sampling is a strategy in which a fund invests in a representative sample of securities in a tracking index.

Description of the Energy Select Sector Index

The IXE is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500® Index and are involved in the development or production of energy products. Energy companies in the IXE develop and produce crude oil and natural gas and provide drilling and other energy related services. The IXE, which serves as the benchmark for the XLE, was established with a base value of 250.00 on June 30, 1998.

The stocks included in the IXE are selected by BofA Merrill Lynch Research, as index compilation agent, (the "Index Compilation Agent") in consultation with S&P Dow Jones Indices LLC ("S&P") from the universe of companies represented by the S&P 500® Index. The composition and weighting of the stocks included in the IXE will likely differ from the composition and weighting of stocks included in any similar S&P 500® sector index that is published and disseminated by S&P. S&P's only relationship to the Index Compilation Agent is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index which is determined, composed and calculated by S&P without regard to the Index Compilation Agent.

Construction and Maintenance

The IXE is developed and maintained in accordance with the following criteria:

- Each of the component stocks in the IXE (the "Component Stocks") is a constituent company of the S&P 500® Index.

- Each stock in the S&P 500® Index is allocated to one and only one of the Select Sector Indices.

- The Index Compilation Agent assigns each constituent stock of the S&P 500® Index to a Select Sector Index. The Index Compilation Agent, after consultation with S&P, assigns a particular company's stock to the IXE on the basis of such company's sales and earnings composition and the sensitivity of the company's stock price and business results to the common factors that affect other companies in the IXE. S&P has sole control over the removal of stocks from the S&P 500® Index and the selection of replacement stocks to be added to the S&P 500® Index. However, S&P plays only a consulting role in the assignment of the S&P 500® Index constituent stocks to the IXE, that assignment being the sole responsibility of the Index Compilation Agent.

- The IXE is calculated by the Index Calculation Agent using a modified "market capitalization" methodology. This design ensures that each of the Component Stocks within the IXE is represented in a proportion consistent with its percentage with respect to the total market capitalization of the IXE. Under certain conditions, however, the number of shares of a Component Stock within the IXE may be adjusted to conform to Internal Revenue Code requirements.

- The IXE is calculated using the same methodology utilized by S&P in calculating the S&P 500® Index, using a base-weighted aggregate methodology. The daily calculation of the IXE is computed by dividing the total market value of the companies in the IXE by a number called the index divisor.

- The IXE is weighted based on the market capitalization of each of the Component Stocks, subject to the following asset diversification requirements: (i) the market capitalization-based weighted value of any single Component Stock measured on the last day of a calendar quarter may not exceed 24.99% of the total value of the IXE; and (ii) with respect to 50% of the total value of the IXE, the market capitalization-based weighted value of the Component Stocks must be diversified so that no single Component Stock measured on the last day of a calendar quarter represents more than 4.99% of the total value of the IXE.

- Rebalancing the IXE to meet the asset diversification requirements will be the responsibility of the Index Calculation Agent. If shortly prior to the last business day of any calendar quarter (a "Quarterly Qualification Date"), a Component Stock (or two or more Component Stocks) approaches the maximum allowable value limits set forth above (the "Asset Diversification Limits"), the percentage that such Component Stock (or Component Stocks) represents in the IXE will be reduced and the market capitalization based weighted value of such Component Stock (or Component Stocks) will be redistributed across the Component Stocks that do not closely approach the Asset Diversification Limits in accordance with the following methodology: First, each Component Stock that exceeds 24% of the total value of the IXE will be reduced to 23% of the total value of the IXE and the aggregate amount by which all Component Stocks exceed 24% will be redistributed equally across the remaining Component Stocks that represent less than 23% of the total value of the IXE. If as a result of this redistribution, another Component Stock then exceeds 24%, the redistribution will be repeated as necessary. Second, with respect to the 50% of the value of the IXE accounted for by the lowest weighted Component Stocks, each Component Stock that exceeds 4.8% of the total value of the IXE will be reduced to 4.6% and the aggregate amount by which all Component Stocks exceed 4.8% will be distributed equally across all remaining Component Stocks that represent less than 4.6% of the total value of the Financial Select Sector Index. If as a result of this redistribution another Component Stock that did not previously exceed 4.8% of the IXE value then exceeds 4.8%, the redistribution will be repeated as necessary until at least 50% of the value of the Underlying Index is accounted for by Component Stocks representing no more than 4.8% of the total value of the IXE. If necessary, this reallocation process may take place more than once prior to a Quarterly Qualification Date.

The Index Compilation Agent at any time may determine that a Component Stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business that it should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the Index Compilation Agent notifies the Index Calculation Agent that a Component Stock's Select Sector Index assignment should be changed, the Index Calculation Agent will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indices on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that Component Stocks will change sectors frequently. Component Stocks removed from and added to the S&P 500® Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500® Index insofar as practicable.

THE FINANCIAL SELECT SECTOR SPDR® FUND

Description of the Financial Select Sector SPDR® Fund

The Financial Select Sector SPDR® Fund ("the XLF") is an investment portfolio managed by SSgA Funds Management, Inc. ("SSFM"), the investment adviser to the XLF. The XLF is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol "XLF."

The Select Sector SPDR® Trust is a registered investment company that consists of nine separate investment portfolios (each, a "Select Sector SPDR® Fund"), including the XLF. Each Select Sector SPDR® Fund is an Index Fund that invests in a particular sector or group of industries represented by a specified Select Sector Index (together, the "Select Sector Indices"). The companies included in each Select Sector Index are selected on the basis of the Global Industry Classification Standard from a universe of companies defined by the S&P 500® Index (the "SPX"). The Select Sector Indices upon which the Select Sector SPDR® Funds are based, together comprise all of the companies in the SPX.

Information provided to or filed with the SEC by the Select Sector SPDR® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57791 and 811-08837, respectively, through the SEC's website at http://www.sec.gov.

Investment Objective and Strategy

The XLF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded equity securities of companies in the financial services sector, as represented by the S&P® Financial Select Sector Index (the "IXM"). The IXM measures the performance of the financial services sector of the U.S. equity market. The IXM includes companies in the following sub-sectors: capital markets; commercial banks; consumer finance; diversified financial services; insurance; real estate investment trusts ("REITs"); real estate management & development; and thrifts & mortgage finance.

Replication

The XLF pursues the indexing strategy of "replication" in seeking to track the performance of the IXM. The XLF will generally invest in all of the equity securities included in the IXM in approximately the same proportions as the IXM. There may, however, be instances where SSFM may choose to overweight a stock in the XLF compared to the IXM, purchase or sell securities not included in the IXM or utilize various combinations of other available investment techniques in seeking to track accurately the IXM. The XLF will normally invest at least 95% of its total assets in common stocks that comprise the IXM. The XLF may invest its remaining assets in cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds. Swaps, options and futures contracts, convertible securities and structured notes may be used by the XLF in seeking performance that corresponds to the IXM and in managing cash flows. SSFM anticipates that, under normal circumstances, it may take several business days for additions and deletions to the SPX to be reflected in the portfolio composition of the XLF. The Board of Trustees of the Select Sector SPDR® Trust may change the XLF's investment strategy and other policies without shareholder approval.

Correlation

The IXM is a theoretical financial calculation, while the XLF is an actual investment portfolio. The return of the XLF may not match or achieve a high degree of correlation with the return of the IXM due to operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies.

Description of the S&P® Financial Select Sector Index

The IXM is a modified market capitalization-based index, intended to provide an indication of the pattern of common stock price movements of companies that are components of the SPX and are involved in the development or production of financial products. Companies in the IXM include a wide array of diversified financial services firms whose business lines range from investment management to commercial and business banking. The IXM is one of the nine Select Sector sub-indices of the SPX, each of which we refer to as a "Select Sector Index."

The stocks included in the IXM are selected by BofA Merrill Lynch Research, as index compilation agent, (the "Index Compilation Agent") in consultation with S&P Dow Jones Indices LLC ("S&P") from the universe of companies represented by the SPX. The composition and weighting of the stocks included in the IXM will likely differ from the composition and weighting of stocks included in any similar S&P 500® sector index that is published and disseminated by S&P. S&P's only relationship to the Index Compilation Agent is the licensing of certain trademarks and trade names of S&P and of the SPX which is determined, composed and calculated by S&P without regard to the Index Compilation Agent.

Construction and Maintenance

The IXM, as with the other Select Sector Indices, is developed and maintained in accordance with the following criteria:

- At each moment in time, each of the component stocks in the IXM (the "FSSI Component Stocks") is a constituent company of the SPX.

- Each stock in the SPX is allocated to one and only one of the Select Sector Indices.

- The Index Compilation Agent assigns each constituent stock of the SPX to a Select Sector Index. The Index Compilation Agent, after consultation with S&P, assigns a particular company's stock to the IXM on the basis of such company's principal business activity. Revenues are a significant factor in determining principal business activity; however, earnings and market perception are also important criteria for classification. S&P has sole control over the removal of stocks from the SPX and the selection of replacement stocks to be added to the SPX. However, S&P plays only a consulting role in the assignment of the SPX constituent stocks to the IXM, that assignment being the sole responsibility of the Index Compilation Agent.

- The IXM is calculated by an index calculation agent (the "Index Calculation Agent") using a modified "market capitalization" methodology. This design ensures that each of the FSSI Component Stocks within the IXM is represented in a proportion consistent with its percentage with respect to the total market capitalization of the IXM. Under certain conditions, however, the number of shares of an FSSI Component Stock within the IXM may be adjusted to conform to the Internal Revenue Code of 1986, as amended.

- The IXM is calculated using the same methodology utilized by S&P in calculating the SPX, using a base-weighted aggregate methodology. The daily calculation of the IXM is computed by dividing the total market value of the companies in the IXM by a number called the index divisor.

- The IXM is weighted based on the market capitalization of each of the FSSI Component Stocks, subject to the following asset diversification requirements: (i) the market capitalization-based weighted value of any single FSSI Component Stock measured two business days prior to the last calculation date of a calendar quarter may not exceed 24.99% of the total value of the IXM; and (ii) with respect to 50% of the total value of the IXM, the market capitalization-based weighted value of the FSSI Component Stocks must be diversified so that no single FSSI Component Stock measured two business days prior to the last calculation date of a calendar quarter represents more than 4.99% of the total value of the IXM.

- Rebalancing the IXM to meet the asset diversification requirements will be the responsibility of the Index Calculation Agent. If, two business days prior to the last calculation date of any calendar quarter (a "Quarterly Qualification Date"), an FSSI Component Stock (or two or more FSSI Component Stocks) exceeds the maximum allowable value limits set forth above (the "Asset Diversification Limits"), the percentage that such FSSI Component Stock (or FSSI Component Stocks) represents in the IXM will be reduced and the market capitalization based weighted value of such FSSI Component Stock (or FSSI Component Stocks) will be redistributed across the FSSI Component Stocks that do not closely approach the Asset Diversification Limits in accordance with the following methodology: First, each FSSI Component Stock that exceeds 24% of the total value of the IXM will be reduced to 23% of the total value of the IXM and all excess weight will be redistributed equally across the remaining FSSI Component Stocks that represent less than 23% of the total value of the IXM. The cap is set to 23% to allow for a 2% buffer. This buffer is needed to ensure that no company exceeds 25% as of the quarter end diversification requirement date. If, as a result of this redistribution, another FSSI Component Stock then exceeds 23%, the redistribution will be repeated as necessary. Second, the sum of the companies with weight greater than 4.8% cannot exceed 50% of the total index weight. If this rule is breached, all the companies are ranked in descending order of their float-adjusted market capitalization weights and the first company that causes the 50% limit to be breached is identified. The weight of this company is, then, reduced to 4.6%. This excess weight is equally redistributed to all companies with weights below 4.6%, and the redistribution will be repeated as necessary until the rule is not breached. If necessary, this reallocation process may take place more than once prior to a Quarterly Qualification Date.

The Index Compilation Agent at any time may determine that an FSSI Component Stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business that it should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the Index Compilation Agent notifies the Index Calculation Agent that an FSSI Component Stock's Select Sector Index assignment should be changed, the Index Calculation Agent will disseminate notice of the change following its standard procedure for announcing index changes (typically one to five days before the change is scheduled to be implemented). It is not anticipated that FSSI Component Stocks will change sectors frequently. FSSI Component Stocks removed from and added to the SPX will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the SPX insofar as practicable.

THE HEALTH CARE SELECT SECTOR SPDR® FUND

Description of the Health Care Select SECTOR SPDR® Fund

The Health Care Select SECTOR SPDR® Fund (the "XLV") is an investment portfolio managed by SSgA Funds Management, Inc. ("SSFM"), the investment adviser to the XLV. The XLV is an exchange-traded fund that trades on the NYSE Arca, Inc. ("NYSE Arca") under the ticker symbol "XLV."

The Select Sector SPDR® Trust is a registered investment company that consists of nine separate investment portfolios (each, a "Select Sector SPDR® Fund"), including the XLV. Each Select Sector SPDR® Fund is an Index Fund that invests in a particular sector or group of industries represented by a specified Select Sector Index (together, the "Select Sector Indices"). The companies included in each Select Sector Index are selected on the basis of the Global Industry Classification Standard from a universe of companies defined by the S&P 500® Index (the "SPX"). The Select Sector Indices upon which the Select Sector SPDR® Funds are based together comprise all of the companies in the SPX.

Information provided to or filed with the SEC by the Select Sector SPDR® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57791 and 811-08837, respectively, through the SEC's website at http://www.sec.gov.

Investment Objective

The XLV seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded equity securities of companies in the health care services sector, as represented by the Health Care Select Sector Index (the "IXV"). The IXV measures the performance of the health care sector of the U.S. equity market and includes companies in the following sub-sectors: pharmaceuticals; health care equipment and supplies; health care providers and services; biotechnology; life sciences tools and services and health care technology.

Investment Strategy — Replication

The XLV pursues the indexing strategy of "replication" in attempting to approximate the performance of IXV. The XLV will generally invest in substantially all of the equity securities included in the IXV in approximately the same proportions as the IXV. There may, however, be instances where SSFM may choose to overweight another stock in the IXV, purchase securities not included in the IXV that SSFM believes are appropriate to substitute for a security included in the IXV or utilize various combinations of other available investment techniques in seeking to track accurately the IXV. The XLV will normally invest at least 95% of its total assets in common stocks that comprise the IXV. The XLV Fund may invest its remaining assets in money market instruments (including repurchase contracts). Options and futures contracts (and convertible securities and structured notes) may be used by the XLV in seeking performance that corresponds to the IXV and managing cash flows. SSFM anticipates that, under normal circumstances, it may take approximately five business days for additions and deletions to the S&P 500® Index to be reflected in the portfolio composition of the XLV. The Board of Trustees of the Select Sector SPDR® Trust may change the XLV's investment strategy and other policies without shareholder approval.

Correlation

The IXV is a theoretical financial calculation, while the XLV is an actual investment portfolio. The performance of the XLV and the IXV will vary somewhat due to transaction costs, asset valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The XLV, using a replication strategy, can be expected to have a lesser tracking error than a fund using representative sampling strategy. Representative sampling is a strategy in which a fund invests in a representative sample of securities in a tracking index.

Description of the Health Care Select Sector Index

The IXV is a modified market capitalization-based index, intended to provide an indication of the pattern of common stock price movements of companies that are components of the S&P 500® Index and are involved in the health care industry. The IXV is one of the nine Select Sector sub-indices of the S&P 500® Index, each of which we refer to as a "Select Sector Index."

The stocks included in the IXV are selected by BofA Merrill Lynch Research, as index compilation agent, ("BofA Merrill Lynch" or the "Index Compilation Agent") in consultation with S&P Dow Jones Indices LLC ("S&P") from the universe of companies represented by the S&P 500® Index. The composition and weighting of the stocks included in the IXV will likely differ from the composition and weighting of stocks included in any similar S&P 500® sector index that is published and disseminated by S&P. S&P's only relationship to the Index Compilation Agent is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index which is determined, composed and calculated by S&P without regard to the Index Compilation Agent.

Construction and Maintenance

The IXV is developed and maintained in accordance with the following criteria:

- Each of the component stocks in the IXV (the "Component Stocks") is a constituent company of the S&P 500® Index.

- Each stock in the S&P 500® Index is allocated to one and only one of the Select Sector Indices.

- The Index Compilation Agent assigns each constituent stock of the S&P 500® Index to a Select Sector Index. The Index Compilation Agent, after consultation with S&P, assigns a particular company's stock to the IXV on the basis of such company's sales and earnings composition and the sensitivity of the company's stock price and business results to the common factors that affect other companies in the IXV. S&P has sole control over the removal of stocks from the S&P 500® Index and the selection of replacement stocks to be added to the S&P 500® Index. However, S&P plays only a consulting role in the assignment of the S&P 500® Index constituent stocks to the IXV, that assignment being the sole responsibility of the Index Compilation Agent.

- The IXV is calculated by the Index Calculation Agent using a modified "market capitalization" methodology. This design ensures that each of the Component Stocks within the IXV is represented in a proportion consistent with its percentage with respect to the total market capitalization of the Underlying Index. Under certain conditions, however, the number of shares of a Component Stock within the IXV may be adjusted to conform to Internal Revenue Code requirements.

- The IXV is calculated using the same methodology utilized by S&P in calculating the S&P 500® Index, using a base-weighted aggregate methodology. The daily calculation of the IXV is computed by dividing the total market value of the companies in the IXV by a number called the index divisor.

- The IXV is weighted based on the market capitalization of each of the Component Stocks, subject to the following asset diversification requirements: (i) the market capitalization-based weighted value of any single Component Stock measured on the last day of a calendar quarter may not exceed 24.99% of the total value of the IXV ; and (ii) with respect to 50% of the total value of the IXV, the market capitalization-based weighted value of the Component Stocks must be diversified so that no single Component Stock measured on the last day of a calendar quarter represents more than 4.99% of the total value of the Underlying Index.

- Rebalancing the IXV to meet the asset diversification requirements will be the responsibility of the Index Calculation Agent. If shortly prior to the last business day of any calendar quarter (a "Quarterly Qualification Date"), a Component Stock (or two or more Component Stocks) approaches the maximum allowable value limits set forth above (the "Asset Diversification Limits"), the percentage that such Component Stock (or Component Stocks) represents in the IXV will be reduced and the market capitalization based weighted value of such Component Stock (or Component Stocks) will be redistributed across the Component Stocks that do not closely approach the Asset Diversification Limits in accordance with the following methodology: First, each Component Stock that exceeds 24% of the total value of the IXV will be reduced to 23% of the total value of the IXV and the aggregate amount by which all Component Stocks exceed 24% will be redistributed equally across the remaining Component Stocks that represent less than 23% of the total value of the IXV. If as a result of this redistribution, another Component Stock then exceeds 24%, the redistribution will be repeated as necessary. Second, with respect to the 50% of the value of the IXV accounted for by the lowest weighted Component Stocks, each Component Stock that exceeds 4.8% of the total value of the IXV will be reduced to 4.6% and the aggregate amount by which all Component Stocks exceed 4.8% will be distributed equally across all remaining Component Stocks that represent less than 4.6% of the total value of the IXV. If as a result of this redistribution another Component Stock that did not previously exceed 4.8% of the IXV value then exceeds 4.8%, the redistribution will be repeated as necessary until at least 50% of the value of the IXV is accounted for by Component Stocks representing no more than 4.8% of the total value of the IXV. If necessary, this reallocation process may take place more than once prior to a Quarterly Qualification Date.

The Index Compilation Agent at any time may determine that a Component Stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business that it should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the Index Compilation Agent notifies the Index Calculation Agent that a Component Stock's Select Sector Index assignment should be changed, the Index Calculation Agent will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indices on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that Component Stocks will change sectors frequently. Component Stocks removed from and added to the S&P 500® Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500® Index insofar as practicable.

THE ISHARES® CHINA LARGE-CAP ETF

Description of the iShares® China Large-Cap ETF

The iShares® China Large-Cap ETF (the "FXI") is an investment portfolio maintained and managed by iShares Trust and advised by BlackRock Fund Advisors ("BFA"). The shares of the FXI are listed and trade on the NYSE Arca under the ticker symbol "FXI."

iShares Trust is a registered investment company that consists of numerous separate investment portfolios, including the FXI. Information provided to or filed with the SEC by iShares Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov.

Investment Objective and Strategy

The FXI seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the FTSE China 50 Index (previously known as the "FTSE China 25 Index"). On September 22, 2014, FTSE International Limited ("FTSE") expanded the underlying index to a 50 stock index, and changed its name from FTSE China 25 Index to FTSE China 50 Index. On July 1, 2013, the name of the FXI changed from the iShares® FTSE China 25 Index Fund to the iShares® China Large-Cap ETF. The FTSE China 50 Index is designed to track the performance of 50 largest and most liquid Chinese companies that publicly trade on the Stock Exchange of Hong Kong Ltd. ("HKSE") and are available to international investors. The FXI uses a representative sampling strategy (as described below under "Representative Sampling") to track the FTSE China 50 Index.

Representative Sampling

The FXI pursues a "representative sampling" strategy in attempting to track the performance of the FTSE China 50 Index, and generally does not hold all of the equity securities included in the FTSE China 50 Index. The FXI invests in a representative sample of securities that collectively has an investment profile similar to the FTSE China 50 Index. Securities selected are expected to have aggregate investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the FTSE China 50 Index.

The FXI generally invests at least 90% of its assets in securities of the FTSE China 50 Index and in depositary receipts representing securities of the FTSE China 50 Index. The FXI may invest the remainder of its assets in certain futures, options and swap contracts, cash and cash equivalents, including money market funds advised by BFA or its affiliates, as well as in securities not included in the FTSE China 50 Index, but which BFA believes will help the FXI track the FTSE China 50 Index.

Correlation

The FTSE China 50 Index is a theoretical financial calculation, while the FXI is an actual investment portfolio. The performance of the FXI and the FTSE China 50 Index will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The FXI, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the FTSE China 50 Index.

Industry Concentration Policy

The FXI will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries only to approximately the same extent that the FTSE China 50 Index is so concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

Description of the FTSE China 50 Index

All information in this document regarding the FTSE China 50 Index, including, without limitation, its make-up, method of calculation and changes in its components, is derived from publicly available information. Such information reflects the policies of, and is subject to change by, FTSE. Neither we nor any of our affiliates has undertaken any independent review or due diligence of such information.   FTSE owns the copyright and all other rights to the FTSE China 50 Index. FTSE has no obligation to continue to publish, and may discontinue publication of, the FTSE China 50 Index.

As indicated above, the index was previously known as the "FTSE China 25 Index." On September 22, 2014, FTSE expanded the index to a 50 stock index, and changed its name from FTSE China 25 Index to FTSE China 50 Index. The FTSE China 50 Index is a stock index calculated, published and disseminated by FTSE, and is designed to represent the performance of the mainland Chinese market that is available to international investors. The FTSE China 50 Index is quoted in Hong Kong dollars ("HKD") and currently is based on the 50 largest and most liquid Chinese stocks (called "H" shares and "Red Chip" shares), listed and trading on the HKSE. "H" shares are securities of companies incorporated in the People's Republic of China and nominated by the Chinese Government for listing and trading on the HKSE. "Red Chip" shares are securities of Hong Kong-incorporated companies, which are substantially owned directly or indirectly by the Chinese government and have the majority of their business interests in mainland China. Both "H" shares and "Red Chip" shares are quoted and traded in Hong Kong Dollars and are available only to international investors, who are not citizens of the People's Republic of China.

Computation of the Index

The FTSE China 50 Index is calculated using the free float index calculation methodology of the FTSE Group. The index is calculated using the following algorithm:

$$\sum_{i=1}^{N} \frac{(p_i \times e_i \times s_i \times f_i \times c_i)}{d}$$

where p is the latest trade price of the component security n, e is the exchange rate required to convert the security's home currency into the index's base currency, s is the number of shares of the security in issue, f is the investability weighting factor (this factor is published by the FTSE for each security in the index) adjusted in accordance with the policies of FTSE, c is the capping factor published by FTSE at the most recent quarterly review of the index, and d is the divisor, a figure that represents the total issued share capital of the index at the base date, which may be adjusted to allow for changes in the issued share capital of individual securities without distorting the index.

Following a free float methodology change that went into effect in March of 2013, FTSE will use the actual free float as opposed to the previous free float banding structure. At initial implementation, the free float moved to actual float (rounded up to the nearest 1%) unless the actual float was within a 3% buffer of the constituent's previous banded float. Subsequent changes to free float will be made at the quarterly reviews if the rounded free float moves to more than 3% above or below the existing rounded free float.

The FTSE China 50 Index uses actual trade prices for securities with local stock exchange quotations and Reuters real-time spot currency rates for its calculations. Under this methodology, free float restrictions include: (i) shares held by Sovereign Wealth Funds where each holding is 10% or greater, (ii) shares held by directors, senior executives and managers of the company, and by their family and direct relations, (iii) shares held within employee share plans, (iv) shares directly owned by governments, (v) shares held by public companies or non-listed subsidiaries of public companies, (vi) shares held by founders, promoters, former directors of venture capital and/or private equity firms, private companies and individuals (including employees) where the holding is 10% or greater, (vii) shares held for publicly announced strategic reasons, (viii) shares that are subject to ongoing contractual agreements (such as swaps) where they would ordinarily be treated as restricted, (ix) portfolio investments subject to lock-in clauses (for the duration of the clause), and (x) foreign ownership limits. Free float restrictions are calculated using available published information. For equity shares of companies which have been admitted to the Index that have a free float greater than 5%, the actual free float will be rounded up to the next highest whole percentage number. Companies with a free float of 5% or below are not eligible for inclusion in the index.

Following the application of an initial free float restriction, a constituent's free float will only be changed if its rounded free float moves to more than 3% above or below the existing rounded free float. Where a company's actual free float moves to above 99%, it will not be subject to the 3% threshold and will be rounded to 100%. A constituent with a free float of 15% or below will not be subject to the 3% threshold. Foreign ownership limits, if any, are applied after calculating the actual free float restriction. If the foreign ownership limit is more restrictive than the free float restriction, the precise foreign ownership limit is applied. If the foreign ownership limit is less restrictive or equal to the free float restriction, the free float restriction is applied. The FTSE China 50 Index is periodically reviewed for changes in free float. These reviews coincide with the quarterly reviews undertaken of the FTSE China 50 Index. Implementation of any changes takes place after the close of the index calculation on the third Friday in March, June, September and December. A stock's free float is also reviewed and adjusted if necessary following certain corporate events. If the corporate event includes a corporate action which affects the FTSE China 50 Index, any change in free float is implemented at the same time as the corporate action. If there is no corporate action, the change in free float is applied as soon as practicable after the corporate event. Securities must be sufficiently liquid to be traded. The following criteria, among others, are used to ensure that illiquid securities are excluded:

Price. FXI must be satisfied that an accurate and reliable price exists for the purposes of determining the market value of a company. FXI may exclude a security from the FTSE China 50 Index if it decides that an "accurate and reliable" price is not available. The FTSE China 50 Index uses the last trade prices from the relevant stock exchanges, when available.

Liquidity. Securities in the FTSE China 50 Index will be reviewed annually for liquidity. An existing constituent failing to trade at least 0.04% of its shares in issue, after the application of any free float restrictions, per month for at least eight of the twelve months prior to the full market review will be removed after close of the index calculation on the next trading day following the third Friday in January, April, July and October. Any period when a share is suspended will be excluded from the calculation.

New Issues. New issues which do not have a twelve month trading record must have a minimum trading record of at least three months prior to the date of the review and turnover of a minimum of 0.05% of their shares in issue, after the application of any free float restrictions, per month in each month since their listing, except in certain circumstances. A non-constituent which does not turn over at least 0.05% of their shares in issue, after the application of any free float restrictions, based on their median daily trade per month in ten of the twelve months prior to a full market review, will not be eligible for inclusion in the index.

The FTSE China 50 Index, like other indices of the FTSE, is governed by an independent advisory committee that ensures that the index is operated in accordance with its published ground rules, and that the rules remain relevant to the FTSE China 50 Index.

The Stock Exchange of Hong Kong Ltd.

Trading on the Stock Exchange of Hong Kong Ltd. ("HKSE") is fully electronic and effected through an Automatic Order Matching and Execution System. The system is an electronic order book in which orders are matched and executed instantaneously if there are matching orders in the book, and on the basis of time/price priority. On-line real-time order entry and execution have eliminated the previous limitations of telephone-based trading. Trading takes place through trading terminals on the trading floor. There are no market-makers on the HKSE, but exchange dealers may act as dual capacity broker-dealers. Trading is undertaken from 10:00 a.m. to 12:30 p.m. and then from 2:30 p.m. to 3:55 p.m. (Hong Kong time) every Hong Kong day except Saturdays, Sundays and other days on which the HKSE is closed. Hong Kong time is 12 hours ahead of Eastern Daylight Savings Time and 13 hours ahead of

Eastern Standard Time. Settlement of trade is required within 48 hours and is conducted by electronic book-entry delivery through the Central Clearing and Settlement System.

Due to the time differences between New York City and Hong Kong, on any normal trading day, trading on the HKSE currently will cease at 12:30 a.m. or 3:55 a.m., Eastern Daylight Savings Time. Using the last reported closing prices of the stocks underlying the FTSE China 50 Index on the HKSE, the closing level of the FTSE China 50 Index on any such trading day generally will be calculated, published and disseminated by the NYSE Euronext in the United States shortly before the opening of trading on the NYSE Euronext in New York on the same calendar day.

The HKSE has adopted certain measures intended to prevent any extreme short-term price fluctuations resulting from order imbalances or market volatility. Where the HKSE considers it necessary for the protection of the investor or the maintenance of an orderly market, it may at any time suspend dealings in any securities or cancel the listing of any securities in such circumstances and subject to such conditions as it thinks fit, whether requested by the listed issuer or not. The HKSE may also do so where: (1) an issuer fails, in a manner which the HKSE considers material, to comply with the HKSE Listing Rules or its Listing Agreements; (2) the HKSE considers there are insufficient securities in the hands of the public; (3) the HKSE considers that the listed issuer does not have a sufficient level of operations or sufficient assets to warrant the continued listing of the issuer's securities; or (4) the HKSE considers that the issuer or its business is no longer suitable for listing. Investors should also be aware that the HKSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, until certain price-sensitive information has been disclosed to the public. Trading will not be resumed until a formal announcement has been made. Trading of a company's shares may also be suspended if there is unusual trading activity in such shares.

An issuer may apply for suspension of its own accord. A suspension request will normally only be acceded to in the following circumstances: (1) where, for a reason acceptable to the HKSE, price-sensitive information cannot at that time be disclosed; (2) where the issuer is subject to an offer, but only where terms have been agreed to in principle and require discussion with, and agreement by, one or more major shareholders (suspensions will only normally be appropriate where no previous announcement has been made); (3) to maintain an orderly market; (4) where there is an occurrence of certain levels of notifiable transactions, such as substantial changes in the nature, control or structure of the issuer, where publication of full details is necessary to permit a realistic valuation to be made of the securities concerned, or the approval of shareholders is required; (5) where the issuer is no longer suitable for listing, or becomes a "cash" company; or (6) for issuers going into receivership or liquidation. As a result of the foregoing, variations in the FTSE China 50 Index may be limited by suspension of trading of individual stocks which comprise the FTSE China 50 Index.

THE ISHARES® LATIN AMERICA 40 ETF

Description of the iShares® Latin America 40 ETF

The iShares® Latin America 40 ETF (the "ILF") is an investment portfolio maintained and managed by iShares Trust and advised by BlackRock Fund Advisors ("BFA"). The shares of the ILF are listed and trade on the NYSE Arca under the ticker symbol "ILF".

iShares Trust is a registered investment company that consists of numerous separate investment portfolios, including the ILF. Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov.

Investment Objective and Strategy

The ILF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P Latin America 40 Index™ (the "S&P Lac 40"). The the S&P Lac 40 is comprised of selected equities trading on the exchanges of five Latin American countries. The S&P Lac 40 includes highly liquid securities from major economic sectors of the Mexican and South American equity markets. Companies from Mexico, Brazil, Peru, Colombia and Chile are represented in the S&P Lac 40. The ILF uses a representative sampling strategy (as described below under — "Representative Sampling") in seeking to track the S&P Lac 40.

Representative Sampling

The ILF pursues a "representative sampling" strategy in attempting to track the performance of the S&P Lac 40, and generally does not hold all of the equity securities included in the S&P Lac 40. The ILF invests in a representative sample of securities in the S&P Lac 40, which have a similar investment profile as the S&P Lac 40. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the S&P Lac 40. The ILF generally invests at least 90% of its assets in securities of the S&P Lac 40 and in depository receipts representing securities of the S&P Lac 40. The ILF may invest the remainder of its assets in securities not included in the S&P Lac 40 but which BFA believes will help the ILF track the S&P Lac 40 and in futures contracts, options and swaps, as well as cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates.

Correlation

The S&P Lac 40 is a theoretical financial calculation, while the ILF is an actual investment portfolio. The performance of the ILF and the S&P Lac 40 will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs), timing variances and differences between the ILF's portfolio and the S&P Lac 40 resulting from legal restrictions (such as diversification requirements) that apply to the ILF but not to the S&P Lac 40 or to the use of representative sampling. BFA expects that, over time, the correlation between a Fund's performance and that of its Underlying Index, before fees and expenses, will be 95% or better. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The ILF, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its Underlying Index in approximately the same proportions as in the S&P Lac 40.

Description of the S&P Latin America 40® Index

The S&P Lac 40 is intended to be a measure of the Latin American economy. Its 40 constituents capture approximately 70% of the total market capitalization of five major Latin American markets: Mexico, Brazil, Peru, Colombia and Chile. Prices for the S&P Lac 40 are collected in local currencies and index values are released in U.S. dollars. The S&P Lac 40 was developed by S&P Dow Jones Indices LLC ("S&P") and is calculated, maintained and published by S&P. The S&P Lac 40 is maintained by the S&P Index Committee.

The S&P Lac 40 includes the stocks that are among the largest in terms of market capitalization from companies located in Mexico, Brazil, Peru, Colombia and Chile (the "Component Stocks"). A stock's domicile is determined based on criteria that include headquarters of the company, registration, listing of the stock, place of operations, and residence of the senior officers. A stock's weight in the S&P Lac 40 is determined by the float-adjusted market capital of the stock. An investable weight factor ("IWF") is applied to each constituent's share count used for index calculation. The IWF reduces shares outstanding for government-owned shares, strategically held shares and shares restricted from foreign ownership.

All common and preferred shares (of an equity and not a fixed income nature) are eligible for inclusion in the S&P Lac 40. Convertible stock, bonds, warrants, rights and preferred stock that provide a guaranteed fixed return are not eligible.

To identify stocks for possible addition, the following factors are considered:

- Value and volume traded: Liquidity measures of possible additions are considered to ensure that the S&P Lac 40 remains investable.

- Sector representation: The S&P Lac 40's sector composition is compared to that of the entire equity universe. Companies may be added to bring the S&P Lac 40 in line with the equity universe.

- Country representation: Companies may be added so the S&P Lac 40 country weights to reflect those of the equity universe.

Large global offerings and other extraordinary circumstances may require a company to be immediately added to the S&P Lac 40. Companies may be removed from the S&P Lac 40 because of bankruptcy or major restructuring such as mergers and acquisitions. A company may also be removed if it is no longer representative of the market or its industry.

Computation of the Index

The daily calculation of the S&P Lac 40 is computed by dividing the total "Market Value" of the Component Stocks by a number called the "Index Divisor." The "Market Value" of any Component Stock is the product of the market price per share and the number of the then outstanding shares of such Component Stock available after float adjustment. By itself, the Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P Lac 40, it is the only link to the original base value of the S&P Lac 40. The Index Divisor keeps the S&P Lac 40 comparable over time and is the manipulation point for all adjustments to the S&P Lac 40 ("Index Maintenance").   Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

The S&P Lac 40 is rebalanced quarterly to reflect changes in shares outstanding due to share issuances, buybacks, and other corporate actions. Share and IWF changes greater than 5% are made at the effective date, or as soon as reliable information is available.

Changes in the S&P Lac 40 value reflect changes in the total market capitalization of the S&P Lac 40 that are caused by price movements in the market. They do not reflect changes in the market capitalization of the index, or of the individual stocks, that are caused by corporate actions such as dividend payments, stock splits, distributions to shareholders, mergers or acquisitions.

To prevent the value of the S&P Lac 40 from changing due to corporate actions, all corporate actions which affect the total Market Value of the S&P Lac 40 require an Index Divisor adjustment. By adjusting the S&P Lac 40 Divisor for the change in total Market Value, the value of the S&P Lac 40 remains constant. This helps maintain the value of the S&P Lac 40 as an accurate barometer of stock market performance and ensures that the movement of the S&P Lac 40 does not reflect the corporate actions of individual companies in the S&P Lac 40. All Index Divisor adjustments are made after the close of trading and after the calculation of the closing value of the S&P Lac 40. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P Lac 40 and do not require Index Divisor adjustments.

The table below summarizes the types of Index Maintenance adjustments and indicates whether or not an Index Divisor adjustment is required.

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Stock split (e.g., 2-for-1)	Shares Outstanding multiplied by 2; Stock Price divided by 2	No
Share issuance (i.e., change ≥ 5%)	Shares Outstanding plus newly issued Shares	Yes
Share repurchase (i.e., change ≥ 5%)	Shares Outstanding minus Repurchased Shares	Yes
Special cash dividends	Share Price minus Special Dividend	Yes
Company Change	Add new company Market Value minus old company Market Value	Yes
Rights Offering	Price of parent company minus Price of Rights Right Ratio	Yes
Spin-Off	Price of parent company minus Price of Spinoff Co. Share Exchange Ratio	Yes

Stock splits and stock dividends do not affect the Index Divisor of the Index, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the Index Divisor has the effect of altering the Market Value of the Component Stock and consequently of altering the aggregate Market Value of the Component Stocks (the "Post-Event Aggregate Market Value"). In order that the level of the Index (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected Component Stock, a new Index Divisor ("New Divisor") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

A large part of the Index Maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P Lac 40 companies. Four times a year, on the third Friday of March, June, September and December, the share totals of companies in the Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the Index Divisor is adjusted to compensate for the net change in the total Market Value of the S&P Lac 40. In addition, any changes over 5% in the current common shares outstanding for the S&P Lac 40 companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the Index Divisor.

THE ISHARES[®] MSCI BRAZIL CAPPED ETF

Description of the iShares[®] MSCI Brazil Capped ETF

The iShares[®] MSCI Brazil Capped ETF (the "EWZ") is an investment portfolio maintained and managed by iShares, Inc. ("iShares") and advised by BlackRock Fund Advisors ("BFA"). iShares is a registered investment company that consists of numerous separate investment portfolios, including EWZ. The shares of the EWZ are listed and trade at market prices on the New York Stock Exchange under the exchange trading symbol "EWZ".

Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at www.sec.gov.

The MSCI Brazil 25/50 Index, which is the Underlying Index of EWZ, is calculated by or on behalf of MSCI Inc. ("MSCI"). MSCI does not issue, sponsor, endorse, sell or promote the EWZ. MSCI makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. MSCI has no obligation or liability in connection with the operation, marketing or sale of the Notes.

Investment Objective and Strategy

The EWZ seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Brazil 25/50 Index. The MSCI Brazil 25/50 Index was developed by MSCI as an equity benchmark for Brazilian stock performance, and is designed to measure equity market performance in Brazil. The EWZ uses a representative sampling strategy (as described below under "Representative Sampling") to try to track the MSCI Brazil 25/50 Index.

Correlation

The MSCI Brazil 25/50 Index is a theoretical financial calculation, while the EWZ is an actual investment portfolio. The performance of the EWZ and the MSCI Brazil 25/50 Index will vary somewhat due to transaction costs, foreign currency valuation, asset valuation, corporate actions (such as mergers and spin-offs) and timing variances, and differences between the EWZ's portfolio and the MSCI Brazil 25/50 Index resulting from legal restrictions (such as diversification requirements) that apply to the EWZ but not to the MSCI Brazil 25/50 Index or the use of representative sampling. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The EWZ, which uses a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its Underlying Index in approximately the same proportions as in the Underlying Index.

Representative Sampling

The EWZ pursues a "representative sampling" strategy in attempting to track the performance of the MSCI Brazil 25/50 Index, and generally does not hold all of the equity securities included in the MSCI Brazil 25/50 Index. The EWZ invests in a representative sample of securities in the MSCI Brazil 25/50 Index, which have a similar investment profile as the MSCI Brazil 25/50 Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI Brazil 25/50 Index. The EWZ will generally invest at least 95% of its assets in the securities of the MSCI Brazil 25/50 Index and in depositary receipts ("DRs") representing securities of the MSCI Brazil 25/50 Index. The EWZ will at all times invest at least 80% of its assets in the securities of the MSCI Brazil 25/50 Index or in DRs representing securities of the MSCI Brazil 25/50 Index. The EWZ may invest the remainder of its assets in other securities, including securities not represented by the MSCI Brazil 25/50 Index, but which BFA believes will help the EWZ to track the MSCI Brazil 25/50 Index, and in other investments, including futures contracts, options on futures contracts, other types of options and swaps related to the MSCI Brazil 25/50 Index, as well as cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates.

Industry Concentration Policy

The EWZ will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries only to approximately the same extent that the MSCI Brazil 25/50 Index is so concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

Description of the MSCI Brazil 25/50 Index and the MSCI Brazil Index

All information in this document regarding the MSCI Brazil 25/50 Index and the MSCI Brazil Index, including, without limitation, their make-up, method of calculation and changes in their components, is derived from publicly available information. Such information reflects the policies of, and is subject to change by, MSCI. Neither we nor any of our affiliates has undertaken any independent review or due diligence of such information. MSCI owns the copyright and all other rights to the MSCI Brazil 25/50 Index and the MSCI Brazil Index. MSCI has no obligation to continue to publish, and may discontinue publication of, the MSCI Brazil 25/50 Index or the MSCI Brazil Index.

The MSCI Brazil 25/50 Index

The MSCI Brazil 25/50 Index is published by MSCI and is intended to measure the performance of equity markets in Brazil. The Index is a free float-adjusted market capitalization index with a base date of December 31, 1987. Component companies must meet objective criteria for inclusion in the MSCI Brazil 25/50 Index, taking into consideration unavailable strategic shareholdings and limitations to foreign ownership. The MSCI Brazil 25/50 Index is calculated daily in U.S. Dollars and published in real time every 60 seconds during market trading hours. The MSCI Brazil 25/50 Index is published by Bloomberg under the index symbol "M1BR2550."

Objectives and Guiding Principles Underlying the MSCI 25/50 Indices

Under current regulations, a fund needs to satisfy certain tests, such as those relating to asset diversification and sources of income, for qualification as a "regulated investment company" or "RIC." More specifically, one requirement of a RIC is that, at the end of each quarter of a RIC's tax year, no more than 25% of the value of the RIC's assets may be invested in a single issuer and the sum of the weights of all issuers representing more than 5% of the EFA should not exceed 50% of the EFA's total assets. The MSCI 25/50 Indices take into account these investments limits, offering a benchmarking alternative for RIC compliant funds.

The following principles have guided MSCI in designing a methodology for constructing the MSCI 25/50 Indices:

- the MSCI 25/50 Index is rebalanced in February, May, August to ensure timely and on-going reflection of the 25% and 50% concentration constraints; and

- this rebalancing is achieved by using an optimization process that aims to minimize the constituent weight differences between that MSCI 25/50 Index and the relevant parent index. The active risk or the tracking error of an MSCI 25/50 Index versus the relevant parent index is measured as the distance between the constituent weights of that MSCI 25/50 Index and the relevant parent index.

Constructing and Rebalancing the MSCI 25/50 Indices

The MSCI 25/50 Index methodology follows a portfolio optimization framework. The Barra Optimizer is utilized to perform the optimization function, which is aimed at minimizing index turnover, tracking error and extreme deviation from the relevant parent index. The Barra Optimizer is an algorithm designed to facilitate the portfolio construction process.

The minimum weight of any MSCI 25/50 Index constituent is equal to the weight of the smallest constituent in the relevant parent index. A buffer of 10% of the value of each constituent is used in order to reduce the risk of non-compliance due to short term market movements between two quarterly rebalancing. As a result, at the point of constructing or rebalancing the MSCI 25/50 Indices, the weight of any single issuer cannot exceed 22.5% of the index weight and all issuers with weight above 4.5% cannot exceed 45% of the index weight.

The MSCI Brazil Index

The MSCI Brazil Index is designed to measure the performance of the large and mid-cap segments of the Brazilian market.

Each of the MSCI Brazil 25/50 Index and the MSCI Brazil Index is part of the MSCI Equity Indices series. MSCI aims to include in its indices 85% of the free float-adjusted market capitalization in each industry sector, within each country included in an index.

Constructing the MSCI Indices

MSCI undertakes an index construction process, which involves: (i) defining the equity universe; (ii) determining the market investable equity universe for each market; (iii) determining market capitalization size segments for each market; (iv) applying index continuity rules for that index; (v) creating style segments within each size segment within each market; and (vi) classifying securities under the global industry classification standard.

Maintenance of and changes to the MSCI Indices

MSCI maintains the MSCI Indices with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets and segments. In maintaining the MSCI Indices, emphasis is also placed on continuity, continuous investability of constituents, replicability, index stability and minimizing turnover in the indices.

As part of the changes to MSCI's methodology which became effective in May 2008, maintenance of the indices falls into three broad categories:

- semi-annual reviews, which occur each May and November and involve a comprehensive reevaluation of the market, the universe of eligible securities and other factors involved in composing the indices;

- quarterly reviews, which occur each February and August and focus on significant changes in the market since the last semi-annual review; and

- ongoing event-related changes, which generally are reflected in the indices at the time of the event and include changes resulting from mergers, acquisitions, spin-offs, bankruptcies, reorganizations, issuances and other extraordinary transactions, corporate actions and events.

Based on these reviews, additional components may be added, and current components may be removed, at any time. MSCI generally announces all changes resulting from semi-annual reviews, quarterly reviews and ongoing events in advance of their implementation, although in exceptional cases they may be announced during market hours for same or next day implementation.

Prices and exchange rates

Prices

The prices used to calculate the MSCI Indices are the official exchange closing prices or those figures accepted as such. MSCI reserves the right to use an alternative pricing source on any given day.

Exchange rates

MSCI uses the foreign exchange rates published by WM/Reuters at 4:00 p.m., London time. MSCI uses WM/Reuters rates for all developed and emerging markets.

In case WM/Reuters does not provide rates for specific markets on given days (for example Christmas Day and New Year's Day), the previous business day's rates are normally used.

MSCI continues to monitor exchange rates independently and may, under exceptional circumstances, elect to use an alternative exchange rate if the WM/Reuters rates are not available, or if MSCI determines that the WM/Reuters rates are not reflective of market circumstances for a given currency on a particular day. In such circumstances, an announcement would be sent to clients with the related information. If appropriate, MSCI may conduct a consultation with the investment community to gather feedback on the most relevant exchange rate.

THE ISHARES® MSCI EAFE ETF

Description of the iShares® MSCI EAFE ETF

The iShares® MSCI EAFE ETF (the "EFA") is an investment portfolio maintained and managed by iShares and advised by BlackRock Fund Advisors ("BFA"). iShares is a registered investment company that consists of numerous separate investment portfolios, including EFA. The shares of EFA are listed and trade at market prices on a national securities exchange such as the Chicago Board Options Exchange, NASDAQ, NYSE or NYSE Arca under the exchange trading symbol "EFA".

Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at www.sec.gov.

Investment Objective and Strategy

The EFA generally invests at least 90% of its assets in securities of the MSCI EAFE Index and in depositary receipts representing securities of the MSCI EAFE Index. The EFA may invest the remainder of its assets in certain futures, options and swap contracts, cash and cash equivalents, including money market funds advised by BFA or its affiliates, as well as in securities not included in the MSCI EAFE Index, but which BFA believes will help the EFA track the MSCI EAFE Index.

Representative Sampling

The EFA pursues a "representative sampling" strategy in attempting to track the performance of the MSCI EAFE® Index, and generally does not hold all of the equity securities held by the MSCI EAFE® Index. The EFA invests in a representative sample of securities in the MSCI EAFE® Index, which have a similar investment profile as the MSCI EAFE® Index. BFA will generally invest at least 90% of its assets in the securities of the MSCI EAFE® Index and depository receipts based on securities of the MSCI EAFE® Index, and may invest the remainder of its assets in securities not held by the MSCI EAFE® Index, but which BFA believe will help the EFA track its Underlying Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI EAFE® Index.

Correlation

The MSCI EAFE® Index is a theoretical financial calculation, while the EFA is an actual investment portfolio. The performance of the EFA and the MSCI EAFE® Index may vary somewhat due to transaction costs, foreign currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the EFA's portfolio and the MSCI EAFE® Index resulting from legal restrictions (such as diversification requirements that apply to the EFA but not to the MSCI EAFE® Index) or representative sampling.

Industry Concentration Policy

The EFA will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the MSCI EAFE® Index is so concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

Description of the MSCI EAFE Index

All information in this document regarding the MSCI EAFE Index, including, without limitation, its make-up, method of calculation and changes in its components, is derived from publicly available information. Such information reflects the policies of, and is subject to change by, MSCI Inc. ("MSCI"). Neither we nor any of our affiliates has undertaken any independent review or due diligence of such information. MSCI owns the copyright and all other rights to the MSCI EAFE Index. MSCI has no obligation to continue to publish, and may discontinue publication of, the MSCI EAFE Index.

The MSCI EAFE Index is published by MSCI and is intended to be a free float-adjusted average of the U.S. dollar values of all the equity securities constituting the MSCI indices for the selected countries. The MSCI EAFE Index has a base date of December 31, 1969.

The MSCI EAFE Index is part of the MSCI Regional Equity Indices series and is an MSCI Global Investable Market Index, which is a family within the MSCI International Equity Indices.

Maintenance of and changes to the MSCI Indices

MSCI maintains the MSCI Indices with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets and segments. In maintaining the MSCI Indices, emphasis is also placed on continuity, continuous investability of constituents, replicability, index stability and minimizing turnover in the indices.

As part of the changes to MSCI's methodology which became effective in May 2008, maintenance of the indices falls into three broad categories:

- semi-annual reviews, which occur each May and November and involve a comprehensive reevaluation of the market, the universe of eligible securities and other factors involved in composing the indices;

- quarterly reviews, which will occur each February and August and focus on significant changes in the market since the last semi-annual review; and

- ongoing event-related changes, which generally are reflected in the indices at the time of the event and include changes resulting from mergers, acquisitions, spin-offs, bankruptcies, reorganizations, issuances and other extraordinary transactions, corporate actions and events.

Based on these reviews, additional components may be added, and current components may be removed, at any time. MSCI generally announces all changes resulting from semi-annual reviews, quarterly reviews and ongoing events in advance of their implementation, although in exceptional cases they may be announced during market hours for same or next day implementation.

Prices and exchange rates

Prices

The prices used to calculate the MSCI Indices are the official exchange closing prices or those figures accepted as such. MSCI reserves the right to use an alternative pricing source on any given day.

Exchange rates

MSCI uses the foreign exchange rates published by WM/Reuters at 4:00 p.m., London time. MSCI uses WM/Reuters rates for all developed and emerging markets.

In case WM/Reuters does not provide rates for specific markets on given days (for example Christmas Day and New Year Day), the previous business day's rates are normally used.

MSCI continues to monitor exchange rates independently and may, under exceptional circumstances, elect to use an alternative exchange rate if the WM/Reuters rates are not available, or if MSCI determines that the WM/Reuters rates are not reflective of market circumstances for a given currency on a particular day. In such circumstances, an announcement would be sent to clients with the related information. If appropriate, MSCI may conduct a consultation with the investment community to gather feedback on the most relevant exchange rate.

THE ISHARES® MSCI EMERGING MARKETS ETF

Description of the iShares® MSCI Emerging Markets Index ETF

The iShares® MSCI Emerging Markets Index ETF (the "EEM") is an investment portfolio maintained and managed by iShares and advised by BlackRock Fund Advisors ("BFA"). iShares is a registered investment company that consists of numerous separate investment portfolios, including the EEM. The shares of the EEM are listed and trade on the NYSE Arca under the ticker symbol "EEM."

Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at www.sec.gov.

Investment Objective and Strategy

The EEM seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The MSCI Emerging Markets Index was developed by MSCI Inc. ("MSCI") to represent the performance of equity securities in selected emerging markets countries.

The EEM uses a representative sampling strategy (as described below under "Representative Sampling") to try to track the MSCI Emerging Markets Index. The EEM will at all times invest at least 90% of its assets in the securities of the MSCI Emerging Markets Index and depositary receipts representing securities of the MSCI Emerging Markets Index, and may invest the remainder of its assets in securities not included in the MSCI Emerging Markets Index, but which BFA believes will help the EEM track the Underlying Index. The EEM also may invest its assets in futures contracts, options on futures contracts, options and swaps related to the MSCI Emerging Markets Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates

Representative Sampling

The EEM pursues a "representative sampling" strategy in attempting to track the performance of the MSCI Emerging Markets Index, and generally does not hold all of the equity securities held by the MSCI Emerging Markets Index. The EEM invests in a representative sample of securities in the MSCI Emerging Markets Index, which have a similar investment profile as the MSCI Emerging Markets Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI Emerging Markets Index.

Correlation

The MSCI Emerging Markets Index is a theoretical financial calculation, while the EEM is an actual investment portfolio. The performance of the EEM and the MSCI Emerging Markets Index may vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs), and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The EEM, using representative sampling, can be expected to have a greater tracking error than a fund using replication. Replication is a strategy in which a fund invests in substantially all of the securities in its Underlying Index in approximately the same proportions as in the Underlying Index.

Industry Concentration Policy

The EEM will not concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries, except that the EEM will concentrate its investments to approximately the same extent that the MSCI Emerging Markets Index is so concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

Description of the MSCI Emerging Markets Index

All information in this document regarding the MSCI Emerging Markets Index, including, without limitation, its make-up, method of calculation and changes in its components, is derived from publicly available information. Such information reflects the policies of, and is subject to change by, MSCI Inc. ("MSCI"). Neither we nor any of our affiliates has undertaken any independent review or due diligence of such information. MSCI owns the copyright and all other rights to the MSCI Emerging Markets Index. MSCI has no obligation to continue to publish, and may discontinue publication of, the MSCI Emerging Markets Index.

The MSCI Emerging Markets Index is published by MSCI and is intended to be a free float-adjusted average of the U.S. dollar values of all the equity securities constituting the MSCI indices for the selected countries. The MSCI Emerging Markets Index has a base date of December 31, 1987.

The MSCI Emerging Markets Index is part of the MSCI Regional Equity Indices series and is an MSCI Global Investable Market Index, which is a family within the MSCI International Equity Indices.

Maintenance of and changes to the MSCI Indices

MSCI maintains the MSCI Indices with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets and segments. In maintaining the MSCI Indices, emphasis is also placed on continuity, continuous investability of constituents, replicability, index stability and minimizing turnover in the indices.

As part of the changes to MSCI's methodology which became effective in May 2008, maintenance of the indices falls into three broad categories:

- semi-annual reviews, which occur each May and November and involve a comprehensive reevaluation of the market, the universe of eligible securities and other factors involved in composing the indices;

- quarterly reviews, which occur each February and August and focus on significant changes in the market since the last semi-annual review; and

- ongoing event-related changes, which are generally reflected in the indices at the time of the event and include changes resulting from mergers, acquisitions, spin-offs, bankruptcies, reorganizations, issuances and other extraordinary transactions, corporate actions and events.

Based on these reviews, additional components may be added, and current components may be removed, at any time. MSCI generally announces all changes resulting from semi-annual reviews, quarterly reviews and ongoing events in advance of their implementation, although in exceptional cases they may be announced during market hours for same or next day implementation.

Prices and exchange rates

Prices

The prices used to calculate the MSCI Indices are the official exchange closing prices or those figures accepted as such. MSCI reserves the right to use an alternative pricing source on any given day.

Exchange rates

MSCI uses the foreign exchange rates published by WM/Reuters at 4:00 p.m., London time. MSCI uses WM/Reuters rates for all developed and emerging markets.

In case WM/Reuters does not provide rates for specific markets on given days (for example Christmas Day and New Year Day), the previous business day's rates are normally used.

MSCI continues to monitor exchange rates independently and may, under exceptional circumstances, elect to use an alternative exchange rate if the WM/Reuters rates are not available, or if MSCI determines that the WM/Reuters rates are not reflective of market circumstances for a given currency on a particular day. In such circumstances, an announcement would be sent to clients with the related information. If appropriate, MSCI may conduct a consultation with the investment community to gather feedback on the most relevant exchange rate.

THE ISHARES® MSCI MEXICO CAPPED ETF

Description of the iShares® MSCI Mexico Capped ETF

The iShares® MSCI Mexico Capped ETF (the "EWW") is an investment portfolio maintained and managed by iShares and advised by BlackRock Fund Advisors ("BFA"). iShares is a registered investment company that consists of numerous separate investment portfolios, including the EWW. The shares of the EWW are listed and trade on the NYSE Arca under the ticker symbol "EWW."

Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at www.sec.gov.

Investment Objective and Strategy

The EWW seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Mexico IMI 25/50 Index. On February 12, 2013, the EWW began to track the MSCI Mexico IMI 25/50 Index. Prior to February 12, 2013, the EWW tracked the MSCI Mexico Investable Market Index. The MSCI Mexico Investable Market Index was developed by MSCI Inc. ("MSCI") to represent the performance of the portion of the Mexican market that is available to international investors.

The MSCI Mexico IMI 25/50 Index was developed by MSCI as an equity benchmark for Mexican stock performance, and is designed to measure equity market performance in Mexico. The EWW uses a representative sampling strategy (as described below under "Representative Sampling") to try to track the MSCI Mexico IMI 25/50 Index.

Representative Sampling

The EWW pursues a "representative sampling" strategy in attempting to track the performance of the MSCI Mexico IMI 25/50 Index, and generally does not hold all of the equity securities included in the MSCI Mexico IMI 25/50 Index. The EWW invests in a representative sample of securities in the MSCI Mexico IMI 25/50 Index, which have a similar investment profile as the MSCI Mexico IMI 25/50 Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI Mexico IMI 25/50 Index. The EWW will at all times invest at least 80% of its assets in the securities of the MSCI Mexico IMI 25/50 Index or in depositary receipts representing securities of the MSCI Mexico IMI 25/50 Index. The EWW may invest the remainder of its assets in other securities, including securities not represented by the MSCI Mexico IMI 25/50 Index, but which BFA believes will help the EWW to track the MSCI Mexico IMI 25/50 Index, and in other investments, including futures contracts, options on futures contracts, other types of options and swaps related to the MSCI Mexico IMI 25/50 Index, as well as cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates.

Correlation

The MSCI Mexico IMI 25/50 Index is a theoretical financial calculation, while the EWW is an actual investment portfolio. The performance of the EWW and the MSCI Mexico IMI 25/50 Index will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The EWW, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its Underlying Index in approximately the same proportions as in the Underlying Index.

Industry Concentration Policy

The EWW will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries only to approximately the same extent that the Underlying Index is so concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

Description of the MSCI Mexico IMI 25/50 Index and the MSCI Mexico Investable Market Index

The MSCI Mexico IMI 25/50 Index

The MSCI Mexico IMI 25/50 Index is designed to measure the performance of the large, mid and small cap segments of the Mexican market. It applies certain investment limits that are imposed on regulated investment companies, or RICs, under the current US Internal Revenue Code. With 56 constituents, the index covers approximately 99% of the free float-adjusted market capitalization in Mexico. The MSCI Mexico IMI 25/50 Index is calculated daily in the Mexican peso and published in real time every 15 seconds during market trading hours. The MSCI Mexico IMI 25/50 Index is published by Bloomberg under the index symbol "M1MX5IM."

Objectives and Guiding Principles Underlying the MSCI 25/50 Indices

Under current regulations, a fund needs to satisfy certain tests, such as those relating to asset diversification and sources of income, for qualification as a "regulated investment company" or "RIC." More specifically, one requirement of a RIC is that, at the end of each quarter of a RIC's tax year, no more than 25% of the value of the RIC's assets may be invested in a single issuer and the sum of the weights of all issuers representing more than 5% of the EFA should not exceed 50% of the EFA's total assets. The MSCI Mexico IMI 25/50 Index is part of the MSCI 25/50 Indices. The MSCI 25/50 Indices take into account these investments limits, offering a benchmarking alternative for RIC compliant funds.

The following principles have guided MSCI in designing a methodology for constructing the MSCI 25/50 Indices:

- the MSCI 25/50 Indices are rebalanced in February, May and August to ensure timely and on-going reflection of the 25% and 50% concentration constraints; and

- this rebalancing is achieved by using an optimization process that aims to minimize the constituent weight differences between the MSCI 25/50 Index and the relevant parent index. The active risk or the tracking error of an MSCI 25/50 Index versus the relevant parent index is measured as the distance between the constituent weights of that MSCI 25/50 Index and the relevant parent index.

Constructing and Rebalancing the MSCI 25/50 Indices

The MSCI 25/50 Index methodology follows a portfolio optimization framework. The Barra Optimizer is utilized to perform the optimization function, which is aimed at minimizing index turnover, tracking error and extreme deviation from the relevant parent index. The Barra Optimizer is an algorithm designed to facilitate the portfolio construction process.

The minimum weight of any MSCI 25/50 Index constituent is equal to the weight of the smallest constituent in the relevant parent index. A buffer of 10% of the value of each constituent is used in order to reduce the risk of non-compliance due to short term market movements between two quarterly rebalancing. As a result, at the point of constructing or rebalancing the MSCI 25/50 Indices, the weight of any single issuer cannot exceed 22.5% of the index weight and all issuers with weight above 4.5% cannot exceed 45% of the index weight.

The MSCI Mexico Investable Market Index

The MSCI Mexico Investable Market Index is a free float-adjusted market capitalization index of securities listed on the Mexican Stock Exchange. Component companies must meet objective criteria for inclusion in the MSCI Mexico Investable Market Index, taking into consideration unavailable strategic shareholdings and limitations on foreign ownership. The MSCI Mexico Investable Market Index is calculated daily in the local currency and published in real time every 15 seconds during market trading hours.

The MSCI Mexico Investable Market Index is part of the MSCI Global Equity Indices. MSCI aims to include in its indices 85% of the free float-adjusted market capitalization in each industry sector, within each country included in an index.

Constructing the MSCI Indices

MSCI undertakes an index construction process, which involves: (i) defining the equity universe; (ii) determining the market investable equity universe for each market; (iii) determining market capitalization size segments for each market; (iv) applying index continuity rules for that index; (v) creating style segments within each size segment within each market; and (vi) classifying securities under the global industry classification standard.

Maintenance of and Changes to the MSCI Indices

MSCI maintains the MSCI Indices with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets and segments. In maintaining the MSCI Indices, emphasis is also placed on continuity, continuous investability of constituents, replicability, index stability and low turnover.

As part of the changes to MSCI's methodology which became effective in May 2008, maintenance of the indices falls into three broad categories:

- semi-annual reviews, which occur each May and November and involve a comprehensive reevaluation of the market, the universe of eligible securities and other factors involved in composing the indices;

- quarterly reviews, which occur each February and August and will focus on significant changes in the market since the last semi-annual review and on including significant new eligible securities (such as IPOs, which were not eligible for earlier inclusion in the indices); and

- ongoing event-related changes, which generally are reflected in the indices at the time of the event and include changes resulting from mergers, acquisitions, spin-offs, bankruptcies, reorganizations, issuances and other extraordinary transactions, corporate actions and events.

Based on these reviews, additional components may be added, and current components may be removed, at any time. MSCI generally announces all changes resulting from semi-annual reviews, quarterly reviews and ongoing events in advance of their implementation, although in exceptional cases they may be announced during market hours for same or next day implementation.

Prices and exchange rates

Prices

The prices used to calculate the MSCI Indices are the official exchange closing prices or those figures accepted as such. MSCI reserves the right to use an alternative pricing source on any given day.

Exchange rates

MSCI uses the foreign exchange rates published by WM/Reuters at 4:00 p.m., London time. MSCI uses WM/Reuters rates for all developed and emerging markets.

In case WM/Reuters does not provide rates for specific markets on given days (for example Christmas Day and New Year's Day), the previous business day's rates are normally used.

MSCI continues to monitor exchange rates independently and may, under exceptional circumstances, elect to use an alternative exchange rate if the WM/Reuters rates are not available, or if MSCI determines that the WM/Reuters rates are not reflective of market circumstances for a given currency on a particular day. In such circumstances, an announcement would be sent to clients with the related information. If appropriate, MSCI may conduct a consultation with the investment community to gather feedback on the most relevant exchange rate.

THE ISHARES® TRANSPORTATION AVERAGE ETF

Description of the iShares® Transportation Average ETF

The iShares® Transportation Average ETF (the "IYT") is an investment portfolio maintained and managed by iShares Trust. BlackRock Fund Advisors ("BFA") is the investment advisor to the iShares® Transportation Average ETF. The iShares® Transportation Average ETF is an exchange traded fund that trades on the NYSE Arca, Inc. under the ticker symbol "IYT."

iShares Trust is a registered investment company that consists of numerous separate investment portfolios, including the iShares® Transportation Average ETF. Information provided to or filed with the SEC by iShares® pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's web site at http://www.sec.gov.

Investment Objective and Strategy

The iShares® Transportation Average ETF seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Dow Jones Transportation Average Index. The iShares® Transportation Average ETF generally invests at least 90% of its assets in securities of the Dow Jones Transportation Average Index and depositary receipts representing securities of the Dow Jones Transportation Average Index. The iShares® Transportation Average ETF may invest the remainder of its assets in securities not included in its Dow Jones Transportation Average Index but which BFA believes will help the iShares® Transportation Average ETF track the Dow Jones Transportation Average Index, and in futures contracts, options on futures contracts, options and swaps as well as cash and cash equivalents, including shares of money market funds advised by BFA or affiliates.

The IYT uses a "representative sampling" strategy (as described below under "—Representative Sampling") to track the Dow Jones Transportation Average Index. In addition, in order to improve its portfolio liquidity and its ability to track the Dow Jones Transportation Average Index, the IYT may invest up to 10% of its assets in futures contracts, options on futures contracts, other types of options, and swaps related to the index as well as cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates.

Representative Sampling

The IYT pursues a "representative sampling" strategy in attempting to track the performance of the Dow Jones Transportation Average Index, and generally does not hold all of the equity securities included in the IYT. The IYT invests in a representative sample of securities in the Dow Jones Transportation Average Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the Dow Jones Transportation Average Index.

Correlation

The Dow Jones Transportation Average Index is a theoretical financial calculation, while the IYT is an actual investment portfolio. The performance of the IYT and the Dow Jones Transportation Average Index will vary somewhat due to transaction costs, non-U.S. currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the IYT's portfolio and the Dow Jones Transportation Average Index resulting from legal restrictions (such as diversification requirements) that apply to the ITY but not to the Dow Jones Transportation Average Index or to the use of representative sampling. BFA expects that, over time, the correlation between the IYT's performance and that of the Dow Jones Transportation Average Index, before fees and expenses, will be 95% or better. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The IYT, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in the Dow Jones Transportation Average Index in approximately the same proportions as in the Dow Jones Transportation Average Index.

Industry Concentration Policy

The IYT concentrates (i.e., hold 25% or more of its total assets) its investments to approximately the same extent that the Dow Jones Transportation Average Index concentrates in the stocks of the transportation industry. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

Description of the Dow Jones Transportation Average Index

The Dow Jones Transportation Average Index is a 20-stock price-weighted index that represents the stock performance of the largest, most well-known U.S. companies within the transportation industry. It is considered the oldest U.S. stock index and was formerly known as the Dow Jones Railroad Average, originally consisting of nine railroad companies and two non-railroad companies. Union Pacific is the only remaining original stock. The Dow Jones Transportation Average Index now includes companies in the following groups: airlines, trucking, railroads, air freight, transportation services and industrial services.

Index Methodology

The Dow Jones Transportation Average[SM] is a part of the Dow Jones Composite Average[SM]. The Dow Jones Transportation Average[SM] was first calculated on October 26, 1896. Stock selection for the Dow Jones Transportation Average[SM] is not governed by qualitative rules, and a stock is only added if the company has an excellent reputation, demonstrates sustained growth and is of interest to a large number of investors. Components are added and deleted on an as-needed basis. For the sake of continuity, such changes are rare, and typically occur following corporate acquisitions or other significant changes in a component company's core business.

THE ISHARES® U.S. REAL ESTATE ETF

Description of the iShares® U.S. Real Estate ETF

The iShares® U.S. Real Estate ETF (the "IYR") is an investment portfolio maintained and managed by iShares® Trust. BlackRock Fund Advisors ("BFA") is currently the investment adviser to the IYR. The IYR is an exchange-traded fund that trades on the NYSE Arca Inc. under the ticker symbol "IYR."

iShares Trust is a registered investment company that consists of numerous separate investment portfolios, including the IYR. Information provided to or filed with the SEC by iShares® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov.

Investment Objective and Strategy

The IYR seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of real estate sector of the U.S. equity market, as represented by the Dow Jones U.S. Real Estate Index^{SM}. Thus, the IYR is concentrated in the U.S. real estate industry. The Dow Jones U.S. Real Estate Index^{SM} is calculated, maintained and published by Standard & Poor's Dow Jones Indices LLC, a subsidiary of The McGraw-Hill Companies, Inc.

Representative Sampling

The IYR pursues a "representative sampling" strategy in attempting to track the performance of the Dow Jones U.S. Real Estate Index^{SM}, and generally does not hold all of the equity securities included in the Dow Jones U.S. Real Estate Index^{SM}. The IYR invests in a representative sample of securities in the Dow Jones U.S. Real Estate Index^{SM}, which have a similar investment profile as the Dow Jones U.S. Real Estate Index^{SM}. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the Dow Jones U.S. Real Estate Index^{SM}.

The IYR generally invests at least 90% of its assets in securities in the Dow Jones U.S. Real Estate Index^{SM} and in depository receipts representing securities of the Dow Jones U.S. Real Estate Index^{SM}. The IYR may invest the remainder of its assets in securities not included in the Dow Jones U.S. Real Estate Index^{SM}, but which BFA believes will help the IYR track the Dow Jones U.S. Real Estate Index^{SM}, and in futures contracts, options on futures contracts, options and swaps as well as cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates.

Correlation

The Dow Jones U.S. Real Estate Index^{SM} is a theoretical financial calculation, while the IYR is an actual investment portfolio. The performance of the IYR and the Dow Jones U.S. Real Estate Index^{SM} will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The IYR, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using a replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its Underlying Index in approximately the same proportions as in the Underlying Index.

Industry Concentration Policy

The iShares® Dow Jones U.S. Real Estate Index Fund will concentrate (i.e., hold 25% or more of its total assets) its investments to approximately the same extent that the Dow Jones U.S. Real Estate Index^{SM} concentrates in the stocks of the real estate industry. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

Description of the Dow Jones U.S. Real Estate Index^{SM}

The Dow Jones U.S. Real Estate Index^{SM} is a float-adjusted capitalization-weighted, real-time index that provides a broad measure of the U.S. real estate securities market. The index consists primarily of Real Estate Investment Trusts (REITs), but also of other companies that invest directly or indirectly in real estate through development, management or ownership, including property agencies. Because the components are traded in the stock market, index pricing is transparent, and the data is readily accessible. The Dow Jones U.S. Real Estate Index^{SM} uses REIT prices as proxies for market valuations of U.S. commercial property (i.e. hotels, office buildings, industrial sites, shopping centers, and apartment complexes). REIT price dynamics closely mirror changing trends in leasing rates for commercial property, as well as movements in commercial real estate valuations arising from vacancies, development costs and property transaction values. In addition, the index measures in part the level of pure speculation in the real estate (REIT) market by gauging liquid exposure to real estate securities that do not require ownership of actual properties.

Methodology Overview

The Dow Jones U.S. Real Estate Index^{SM} is a subset of the Dow Jones U.S. Index^{SM}, which covers 95% of U.S. securities based on float-adjusted market capitalization. Excluded from the Dow Jones U.S. Index^{SM} are the smallest and least liquid of U.S. stocks. The index composition is reviewed quarterly in March, June, September and December. The index is also reviewed on an ongoing basis to account for corporate actions such as mergers, delistings and bankruptcies. Calculation of the Dow Jones U.S. Real Estate Index^{SM} began on February 14, 2000. Real index history is available daily from this date forward.

THE MARKET VECTORS® GOLD MINERS ETF

Description of the Market Vectors® Gold Miners ETF

The Market Vectors® Gold Miners ETF (the "GDX") is an investment portfolio maintained and managed by Market Vectors™ ETF Trust (the "Market Vectors Trust"). Van Eck Associates Corporation ("Van Eck") is the investment adviser to the GDX. The GDX is an exchange-traded fund that trades on the NYSE Arca Inc. (the "NYSE Arca") under the ticker symbol "GDX."

Information provided to or filed with the SEC by the Market Vectors Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-123257 and 811-10325, respectively, through the SEC's website at http://www.sec.gov.

Investment Objective and Strategy

The GDX seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the NYSE Arca Gold Miners Index (the "GDM"). The GDM, calculated by NYSE Arca, is a modified market capitalization-weighted index consisting of common stocks and American depositary receipts ("ADRs") of publicly traded companies involved primarily in mining for gold and silver.

The GDX normally invests at least 80% of its total assets in common stocks and ADRs of companies involved in the gold and silver mining industry. The GDX's 80% investment policy is non-fundamental and requires 60 days' prior written notice to shareholders before it can be changed. The GDX, using a "passive" or indexing investment approach, attempts to approximate the investment performance of the GDM by investing in a portfolio of securities that generally replicates the GDM. Van Eck expects that, over time, the correlation between the GDX's performance and that of the GDM before fees and expenses will be 95% or better. A figure of 100% would indicate perfect correlation.

The GDX may choose to concentrate its investments in a particular industry or group of industries to the extent that the GDM concentrates in an industry or group of industries.

Correlation

The GDM is a theoretical financial calculation, while the GDX is an actual investment portfolio. The performance of the GDX and the GDM will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The GDX, using a "passive" or indexing investment approach, can be expected to have a greater tracking error than a fund using replication strategy.

Description of the NYSE Arca Gold Miners Index

The NYSE Arca Gold Miners Index (the "GDM") was developed by the NYSE Amex (formerly the American Stock Exchange) and is calculated, maintained and published by the NYSE Arca. The GDM is reported by Bloomberg under the ticker symbol "GDM." The Index benchmark was 500.00 at the close of trading on December 20, 2002.

Objectives and Guiding Principles Underlying the GDM

The GDM is a modified market capitalization weighted index comprised of publicly traded companies involved primarily in the mining of gold or silver. The GDM includes common stocks, American Depositary Receipts or Global Depositary Receipts of selected companies that are involved in mining for gold and silver and that are listed for trading and electronically quoted on a major stock market that is accessible by foreign investors. Generally, this includes exchanges in most developed markets and major emerging markets, and includes companies that are cross-listed, i.e., both U.S. and Canadian listings. NYSE Arca will use its discretion to avoid exchanges and markets that are considered "frontier" in nature or have major restrictions to foreign ownership. The Index includes companies that derive at least 50% of their revenues from gold mining and related activities (40% for companies that are already included in the Index). Also, the Index will maintain an exposure to companies with a significant revenue exposure to silver mining in addition to gold mining, which will not exceed 20% of the Index weight at each rebalance. Only companies with market capitalization greater than $750 million that have a daily average trading volume of at least 50,000 shares and an average daily value traded of at least $1 million over the past three months are eligible for inclusion in the GDM. Starting in December 2013, for companies already included in the Index, the market capitalization requirement at each rebalance will be $450 million, the average daily volume requirement will be at least 30,000 shares over the past three months and the average daily value traded requirement will be at least $600,000 over the past three months. NYSE Arca has the discretion to not include all companies that meet the minimum criteria for inclusion.

Index Calculation

The GDM is calculated on a price return basis using a modified market capitalization weighting methodology divided by a divisor. The divisor was determined on the initial capitalization base of the index at the base level and may be adjusted as a result of corporate actions and composition changes. The GDM is weighted based on the market capitalization of each of the component securities, modified to conform to the following asset diversification requirements, which are applied in conjunction with the scheduled quarterly adjustments to the GDM:

i. the weight of any single component security may not account for more than 20% of the total value of the Underlying Index;

ii. the component securities are split into two subgroups-large and small, which are ranked by market capitalization weight in the GDX. Large stocks are defined as having an Index weight greater than or equal to 5%. Small stocks are defined as having an Index weight below 5%; and

iii. the aggregate weight of those component securities which individually represent more than 4.5% of the total value of the Underlying Index may not account for more than 45% of the total Underlying Index value.

The GDM is reviewed quarterly so that the GDM components continue to represent the universe of companies involved in the gold and silver mining industry. The NYSE Arca may at any time and from time to time change the number of securities comprising the group by adding or deleting one or more securities, or replacing one or more securities contained in the group with one or more substitute securities of its choice, if in the NYSE Arca's discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the GDM. Changes to the GDM compositions and/or the component share weights in the GDM typically take effect after the close of trading on the third Friday of each calendar quarter month in connection with the quarterly index rebalance.

At the time of the quarterly rebalance, the weights for the components stocks (taking into account expected component changes and share adjustments), are modified in accordance with the following procedures.

Diversification Rule 1: If any component stock exceeds 20% of the total value of the GDM, then all stocks greater than 20% of the GDM are reduced to represent 20% of the value of the GDM. The aggregate amount by which all component stocks are reduced is redistributed proportionately across the remaining stocks that represent less than 20% of the index value. After this redistribution, if any other stock then exceeds 20%, the stock is set to 20% of the index value and the redistribution is repeated.

Diversification Rule 2: The components are sorted into two groups, large are components with a starting index weight of 5% or greater and small are those that are under 5% (after any adjustments for Diversification Rule 1). The large group will represent in the aggregate 45% and the small group will represent 55% in the aggregate of the final index weight. This will be adjusted through the following process: The weight of each of the large stocks will be scaled down proportionately with a floor of 5% so that the aggregate weight of the large components will be reduced to represent 45% of the GDM. If any component stock falls below a weight equal to the product of 5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to the product of 5% and the proportion by which the stocks were scaled down, the components with weights greater than 5% will reduced proportionately. The weight of each of the small components will be scaled up proportionately from the redistribution of the large components. If any component stock exceeds a weight equal to the product of 4.5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to the product of 4.5% and the proportion by which the stocks were scaled down. The redistribution of weight to the remaining stocks is repeated until the entire amount has been redistributed.

Index Maintenance

The GDM is reviewed quarterly to ensure that at least 90% of the index weight is accounted for by index components that continue to meet the initial eligibility requirements. Components will be removed from the GDM during the quarterly review if either (1) the market capitalization falls below $450 million or (2) the traded average daily shares for the previous three months is less than 30,000 shares and the average daily traded value for the previous three months is less than $600,000. In conjunction with the quarterly review, the share weights used in the calculation of the GDM are determined based upon current shares outstanding modified, if necessary, to provide greater index diversification, as described above. The index components and their share weights are determined and announced prior to taking effect. The share weight of each component stock in the index portfolio remains fixed between quarterly reviews except in the event of certain types of corporate actions such as stock splits, reverse stock splits, stock dividends, or similar events. The share weights used in the index calculation are not typically adjusted for shares issued or repurchased between quarterly reviews. However, in the event of a merger between two components, the share weight of the surviving entity may be adjusted to account for any stock issued in the acquisition. The NYSE Arca may substitute stocks or change the number of stocks included in the GDM, based on changing conditions in the industry or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs, and reorganizations. In the event of component or share weight changes to the index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re-capitalization, or other corporate actions affecting a component stock of the GDM; the index divisor may be adjusted to ensure that there are no changes to the index price as a result of non-market forces.

THE POWERSHARES QQQ TRUST[SM], SERIES 1

Description of the PowerShares QQQ Trust[SM,] Series 1

The PowerShares QQQ Trust[SM], Series 1 is an unit investment trust created pursuant to a trust indenture and agreement (the "Trust Agreement") dated as of March 4, 1999, as amended to date, and is governed by a standard terms and conditions of trust between The Bank of New York Mellon, (the "Trustee"), and NASDAQ Global Funds, the predecessor sponsor to Invesco PowerShares Capital Management LLC (the "Sponsor"), dated and executed as of March 1, 1999, as amended to date. The PowerShares QQQ Trust[SM], Series 1 was created to provide investors with the opportunity to purchase units of beneficial interest in the PowerShares QQQ Trust[SM], Series 1 representing proportionate undivided interests in the portfolio of securities held by the PowerShares QQQ Trust[SM], Series 1, which consists of substantially all of the securities, in substantially the same weighting, as the component securities of the NASDAQ-100 Index.

Information filed by the PowerShares QQQ Trust[SM], Series 1 with the SEC pursuant to the Securities Exchange Act of 1933, as amended, can be located by reference to the SEC file numbers 333-61001 and 811-08947, respectively on the SEC's website at http://www.sec.gov.

The PowerShares QQQ Trust[SM], Series 1 issues securities called PowerShares QQQ Index Tracking Stock (the "PowerShares QQQ Shares"), which are listed for trading on the NASDAQ Global Market tier of NASDAQ under the symbol "QQQQ".

Investment Objective and Strategy

The PowerShares QQQ Trust[SM], Series 1, an exchange traded fund, is a registered investment company which both (a) continuously issues and redeems "in kind" its shares, known as PowerShares QQQ Shares only in large lot sizes called Creation Units at their once daily net asset value and (b) lists the shares individually for trading on NASDAQ at prices established throughout the trading day, like any other listed equity security trading in the secondary market on NASDAQ. The PowerShares QQQ Shares held by the PowerShares QQQ Trust[SM], Series 1 consist of a portfolio of equity securities or, in the case of securities not yet delivered in connection with purchases made by the trust or portfolio deposits, confirmations of contracts to purchase such securities (collectively, the "Portfolio"). The investment objective of the PowerShares QQQ Trust[SM], Series 1 is to provide investment results that generally correspond to the price and yield performance of the NASDAQ-100 Index[®] by holding all the stocks comprising the NASDAQ-100 Index[®].

The PowerShares QQQ Trust[SM], Series 1, which holds the Portfolio and cash, is not actively managed by traditional methods, which typically involve effecting changes in the Portfolio on the basis of judgments made relating to economic, financial and market considerations. To maintain the correspondence between the composition and weights of the securities in the PowerShares QQQ Trust[SM], Series 1 (the "Securities") and the stocks in the NASDAQ-100 Index[®], the Trustee adjusts the Securities from time to time to conform to periodic changes in the identity and/or relative weights of the Securities. The composition and weighting of the securities portion of a portfolio deposit are also adjusted to conform to changes in the NASDAQ-100 Index[®].

The sponsor of the PowerShares QQQ Trust[SM], Series 1 makes available on each business day a list of the names and the required number of shares for each of the securities in the current portfolio deposit. The sponsor may choose within its discretion to make available, frequently throughout each business day, a number representing, on a per PowerShares QQQ Share basis, the sum of the income net of expense amount effective through and including the previous business day plus the current value of the securities portion of a portfolio deposit as in effect on such day (which value will occasionally include a cash-in-lieu amount to compensate for the omission of a particular index security from such portfolio deposit). The NASDAQ Stock Market calculates the NASDAQ-100 Index[®] intra-day every 15 seconds on every business day in which the NASDAQ Stock Market is open for trading. If the sponsor elects to make such information available, it would be calculated based upon the best information available to the sponsor and may be calculated by other persons designated to do so by the sponsor. If the sponsor fails to make such information available, the inability of the sponsor or its designee to provide such information for any period of time will not in itself result in a halt in the trading of PowerShares QQQ Shares on NASDAQ. If such information is made available, investors interested in creating PowerShares QQQ Shares or purchasing PowerShares QQQ Shares in the secondary market should not rely solely on such information in making investment decisions but should also consider other market information and relevant economic and other factors.

Description of the NASDAQ-100 Index[®]

The NASDAQ-100 Index[®] (the "NDX") is a modified market capitalization-weighted index of 100 of the largest stocks of non-financial companies listed on the NASDAQ Stock Market based on market capitalization. It does not contain securities of financial companies, including investment companies. The NDX, which includes companies across a variety of major industry groups, was launched on January 31, 1985, with a base index value of 250.00. On January 1, 1994, the base index value was reset to 125.00. Current information regarding the market value of the NDX is available from NASDAQ as well as numerous market information services. The NDX is reported by Bloomberg L.P. under the ticker symbol "NDX."

The share weights of the component securities of the NDX at any time are based upon the total shares outstanding in each of those securities and are additionally subject, in certain cases, to rebalancing. Accordingly, each underlying stock's influence on the level of the NDX is directly proportional to the value of its share weight.

Calculation of the NASDAQ-100 Index[®]

At any moment in time, the level of the NDX equals the aggregate value of the then-current share weights of each of the component securities, which are based on the total shares outstanding of each such component security, multiplied by each such security's respective last sale price on the NASDAQ Stock Market (which may be the official closing price published by the NASDAQ Stock Market), and divided by a scaling factor (the "divisor"), which becomes the basis for the reported level of the NDX. The divisor serves the purpose of scaling such aggregate value to a lower order of magnitude, which is more desirable for reporting purposes.

Underlying Stock Eligibility Criteria and Annual Ranking Review

    Initial Eligibility Criteria

To be eligible for initial inclusion in the NASDAQ-100 Index®, a security must be listed on the NASDAQ Stock Market and meet the following criteria:

- the security's U.S. listing must be exclusively on the NASDAQ Global Select Market or the NASDAQ Global Market;

- the security must be issued by a non-financial company;

- the security may not be issued by an issuer currently in bankruptcy proceedings;

- the security must have an average daily trading volume of at least 200,000 shares;

- the security must generally be a common stock, ordinary share, American Depositary Receipt, or tracking stock (closed-end funds, convertible debentures, exchange traded funds, limited liability companies, limited partnership interests, preferred stocks, rights, shares or units of beneficial interests, warrants, units and other derivative securities are not included in the NDX, nor are the securities of investment companies);

- the security must have a three-month average daily trading volume of at least 200,000 shares;

- if the security is issued by an issuer organized under the laws of a jurisdiction outside the United States, it must have listed options on a recognized market in the United States or be eligible for listed-options trading on a recognized options market in the United States;

- the issuer of the security may not have entered into a definitive agreement or other arrangement which would likely result in the security no longer being eligible;

- the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn; and

- if the security would otherwise qualify to be in the top 25% of the securities included in the NASDAQ-100 Index® by market capitalization for the six prior consecutive month-ends, then a one-year "seasoning" criterion would apply.

    Continued Eligibility Criteria

In addition, to be eligible for continued inclusion in the NASDAQ-100 Index® the following criteria apply:

- the security's U.S. listing must be exclusively on the NASDAQ Global Select Market or the NASDAQ Global Market;

- the security must be of a non-financial company;

- the security may not be issued by an issuer currently in bankruptcy proceedings;

- the security must have an average daily trading volume of at least 200,000 shares as measured annually during the ranking review process described below;

- if the issuer of the security is organized under the laws of a jurisdiction outside the United States, then such security must have listed options on a recognized market in the United States or be eligible for listed-options trading on a recognized options market in the United States, as measured annually during the ranking review process;

- the issuer of the security may not have entered into a definitive agreement or other arrangement that would likely result in the security no longer being eligible;

- the security must have an adjusted market capitalization equal to or exceeding 0.10% of the aggregate adjusted market capitalization of the NDX at each month-end. In the event that a company does not meet this criterion for two consecutive month-ends, it will be removed from the NDX effective after the close of trading on the third Friday of the following month; and

- the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn.

These NASDAQ-100 Index® eligibility criteria may be revised from time to time by The NASDAQ OMX Group, Inc. ("NASDAQ") without regard to the Notes.

Annual Ranking Review

The component securities are evaluated on an annual basis (the "Ranking Review"), except under extraordinary circumstances, which may result in an interim evaluation, as follows. Securities that meet the applicable eligibility criteria are ranked by market value. Eligible securities that are already in the NDX and that are ranked in the top 100 eligible securities (based on market capitalization) are retained in the NDX. A security that is ranked 101 to 125 is also retained, provided that such security was ranked in the top 100 eligible securities as of the previous Ranking Review or was added to the NDX subsequent to the previous Ranking Review. Securities not meeting such criteria are replaced. The replacement securities chosen are those eligible securities not currently in the NDX that have the largest market capitalization. The data used in the ranking includes end of October market data and is updated for total shares outstanding submitted in a publicly filed SEC document via EDGAR through the end of November.

Replacements are made effective after the close of trading on the third Friday in December. Moreover, if at any time during the year other than the Ranking Review, a component security is determined by NASDAQ to become ineligible for continued inclusion in the NDX, the security will be replaced with the largest market capitalization security meeting the eligibility criteria listed above and not currently included in the NDX.

Index Maintenance

In addition to the Ranking Review, the securities in the NDX are monitored every day by NASDAQ with respect to changes in total shares outstanding arising from corporate events, such as stock dividends, stock splits and certain spin-offs and rights issuances. NASDAQ has adopted the following quarterly scheduled weight adjustment procedures with respect to those changes. If the change in total shares outstanding arising from a corporate action is greater than or equal to 10%, that change will be made to the NDX as soon as practical, normally within ten days of such corporate action. Otherwise, if the change in total shares outstanding is less than 10%, then all such changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September and December.

In either case, the share weights for those component securities are adjusted by the same percentage amount by which the total shares outstanding have changed in those securities. Ordinarily, whenever there is a change in the share weights, a change in a component security, or a change to the price of a component security due to spin-off, rights issuances or special cash dividends, NASDAQ adjusts the divisor to ensure that there is no discontinuity in the level of the NDX that might otherwise be caused by any of those changes. All changes will be announced in advance.

Index Rebalancing

Under the methodology employed, on a quarterly basis coinciding with NASDAQ's quarterly scheduled weight adjustment procedures, the component securities are categorized as either "Large Stocks" or "Small Stocks" depending on whether their current percentage weights (after taking into account scheduled weight adjustments due to stock repurchases, secondary offerings or other corporate actions) are greater than, or less than or equal to, the average percentage weight in the NDX (i.e., as a 100-stock index, the average percentage weight in the NDX is 1%).

This quarterly examination will result in an index rebalancing if it is determined that: (1) the current weight of the single largest market capitalization component security is greater than 24% or (2) the "collective weight" of those component securities, the individual current weights of which are in excess of 4.5%, when added together, exceed 48%. In addition, NASDAQ may conduct a special rebalancing at any time if it is determined to be necessary to maintain the integrity of the NDX.

If either one or both of these weight distribution requirements are met upon quarterly review, or NASDAQ determines that a special rebalancing is required, a weight rebalancing will be performed. First, relating to weight distribution requirement (1) above, if the current weight of the single largest component security exceeds 24%, then the weights of all Large Stocks will be scaled down proportionately towards 1% by a sufficient amount for the adjusted weight of the single largest component security to be set to 20%. Second, relating to weight distribution requirement (2) above, for those component securities whose individual current weights or adjusted weights in accordance with the preceding step are in excess of 4.5%, if their "collective weight" exceeds 48%, then the weights of all Large Stocks will be scaled down proportionately towards 1% by a sufficient amount for the "collective weight," so adjusted, to be set to 40%.

The aggregate weight reduction among the Large Stocks resulting from either or both of the above rescalings will then be redistributed to the Small Stocks in the following iterative manner. In the first iteration, the weight of the largest Small Stock will be scaled upwards by a factor which sets it equal to the average Index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by the same factor, reduced in relation to each stock's relative ranking among the Small Stocks, such that the smaller the component security in the ranking, the less the scale-up of its weight. This is intended to reduce the market impact of the weight rebalancing on the smallest component securities in the NDX.

In the second iteration, the weight of the second largest Small Stock, already adjusted in the first iteration, will be scaled upwards by a factor which sets it equal to the average index weight of 1%. The weights of each of the smaller remaining Small Stocks will be scaled up by this same factor, reduced in relation to each stock's relative ranking among the Small Stocks, such that, once again, the smaller the component stock in the ranking, the less the scale-up of its weight.

Additional iterations will be performed until the accumulated increase in weight among the Small Stocks exactly equals the aggregate weight reduction among the Large Stocks from rebalancing in accordance with the weight distribution requirements.

Then, to complete the rebalancing procedure, once the final percent weights of each of the component securities are set, the share weights will be determined anew based upon the last sale prices and aggregate capitalization of the NDX at the close of trading on the last day in February, May, August and November. Changes to the share weights will be made effective after the close of trading on the third Friday in March, June, September and December, and an adjustment to the divisor will be made to ensure continuity of the NDX.

Ordinarily, new rebalanced weights will be determined by applying the above procedures to the current share weights. However, NASDAQ may from time to time determine rebalanced weights, if necessary, by instead applying the above procedure to the actual current market capitalization of the component securities. In those instances, NASDAQ would announce the different basis for rebalancing prior to its implementation.

THE SPDR® DOW JONES INDUSTRIAL AVERAGE[SM] ETF TRUST

Description of the SPDR® Dow Jones Industrial Average[SM] ETF Trust

According to publicly available information, the SPDR® Dow Jones Industrial Average[SM] ETF Trust (the "Trust" or the "DIA") is an exchange-traded fund designed to generally correspond to the price and yield performance, before expenses, of the Dow Jones Industrial Average[SM] (the "DJIA").

The DIA is a unit investment trust created under the laws of the State of New York and registered under the Investment Company Act of 1940, as amended. The DIA was created to provide investors with the opportunity to purchase a security representing a proportionate undivided interest in a portfolio of securities consisting of substantially all of the component common stocks, in substantially the same weighting, which comprise the DJIA. Each unit of fractional undivided interest in the DIA is referred to as a "Trust Unit" or a "Unit". Individual Units trade on the NYSE Arca, Inc. ("NYSE Arca") like any other equity security. The DIA commenced operations on January 14, 1998 upon the initial issuance of 500,000 Units in exchange for a portfolio of securities assembled to reflect the intended portfolio composition of the DIA. Trust Units represent an undivided ownership interest in a portfolio of all of the common stocks of the DJIA (such common stocks, "Index Securities").

Information provided to or filed with the Commission by the DIA pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940 can be located by reference to Commission file numbers 333-31247 and 811-09170, respectively, through the SEC's website at http://www.sec.gov.

Investment Objective and Strategy

The Trust holds securities and cash and is not actively "managed" by traditional methods, which would typically involve effecting changes in an investment portfolio on the basis of judgments relating to economic, financial and market considerations. As a result, the Trust holds constituent securities of the DJIA regardless of the current or projected performance of a specific security, industry or market sector. To maintain the correspondence between the composition and weightings of Portfolio securities and the component stocks of the DJIA ("Index Securities"), the Trustee, on a non-discretionary basis, adjusts the Portfolio to conform to periodic changes in the identity and/or relative weightings of Index Securities. Specifically, the Trustee is required to adjust the composition of the portfolio whenever there is a change in identity of any Index Security within three (3) business days (defined below) before or after the day on which the change in the DJIA is scheduled to take effect.

The Trust intends to provide investment results that, before expenses, generally correspond to the price and yield performance of the DJIA. Current information regarding the value of the DJIA is available from market information services. Dow Jones & Company, Inc. ("Dow Jones") obtains information for inclusion in, or for use in the calculation of, the DJIA from sources considered reliable by Dow Jones.

The value of Trust Units fluctuates in relation to changes in the value of the Portfolio. The market price of each individual Unit may not be identical to the net asset value of such Unit.

Units are listed individually for trading on NYSE Arca and are bought and sold in the secondary market like ordinary shares of stock at any time during the trading day.

Description of the Dow Jones Industrial Average[SM]

In March 2010, CME Group Inc. and Dow Jones launched a new joint venture company, CME Group Index Services LLC ("CME Group"). CME Group Inc. has a 90% ownership interest and Dow Jones has a 10% ownership interest in CME Group, which continues to do business as Dow Jones Indexes and includes the DJIA.

Dow Jones publishes the DJIA

The DJIA is a price-weighted index of 30 blue-chip stocks that represents nine economic sectors including financials, technology, consumer goods, industrials, telecommunications, consumer services, oil & gas, basic materials and health care.

According to Dow Jones, the composition of the DJIA is determined by the Averages Committee, which is comprised of three representatives of Dow Jones and two representatives of the *Wall Street Journal*. The Committee meets at least semi-annually to review pending corporation actions, companies being considered as candidates, or any other significant market event. There are no pre-determined criteria for inclusion in the DIJA, except that components should be established U.S. companies that are leaders in their respective industries. In selecting a company's stock to be included in the DJIA, the Averages Committee looks for a leading industrial company with a successful history of growth and a wide interest among investors. Maintaining adequate sector representation within the index is also a consideration in the selection process. The inclusion of any particular company in the DJIA does not constitute a prediction as to the company's future results of operations or stock market performance. For the sake of continuity, changes to the composition of the DJIA are made on an as-needed basis and generally occur only after corporate acquisitions or other dramatic shifts in a component's core business. When one component is replaced, all of them are reviewed.

The DJIA does not reflect the payment of dividends on the stocks included in the DJIA.

Computation of the DJIA

The DJIA is a price-weighted index rather than market capitalization-weighted index. In essence, the DJIA consists of one share of each of the 30 stocks included in the DJIA. Thus, the weightings of the components of the DJIA are affected only by changes in their prices, while the weightings of stocks in other indices are affected by price changes and changes in shares outstanding.

The DJIA is calculated by adding up the prices of the 30 constituent stocks and dividing the total by a divisor. The divisor is adjusted to ensure the continuity of the DJIA. The divisor is designed to keep the index constant through events such as spin-offs, stock splits, stock dividends and other corporate actions, as well as additions to and deletions from the DJIA. Accordingly, the divisor is no longer equal to the number of components in the DJIA.

The formula for calculating a divisor change is as follows:

$$D_{t+1} = D_t * \Sigma C^a_t / \Sigma C_t$$

Where:

D_{t+1} is the divisor to be effective on trading session t+1

D_t is the divisor on trading session t

C^a_t is the components' adjusted closing prices for stock dividends, splits, spin-offs and other applicable corporate actions on trading session t

C_t is the components' closing prices on trading session t

While Dow Jones currently employs the above methodology to calculate the DJIA, no assurance can be given that Dow Jones will not modify or change this methodology in a manner that may affect the performance of the DJIA.

THE SPDR® S&P 500® ETF TRUST

Description of the SPDR® S&P 500® ETF Trust

State Street Bank and Trust Company ("SSBTC") act as trustee of the SPDR® S&P 500® ETF Trust (the "SPY"), and PDR Services, LLC (wholly owned by NYSE Euronext) acts as sponsor of the SPY. The SPY is a unit investment trust that issues securities called "Standard & Poor's Depositary Receipts" or "SPDRs." The SPY is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol "SPY." The SPY is an investment company registered under the Investment Company Act of 1940, as amended. SPDRs represent an undivided ownership interest in a portfolio of all, or substantially all, of the common stocks of the S&P 500® Index (the "SPX"), which is the Underlying Index for SPY. Information provided to or filed with the SEC by the SPY pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 033-46080 and 811-06125, respectively, through the SEC's website at http://www.sec.gov.

Investment Objective and Strategy

The SPY's objective is to provide investment results that, before expenses, generally correspond to the price and yield performance of the SPX. The SPY holds stocks and cash and is not actively managed by traditional methods, which typically involve effecting changes in the holdings of stocks and cash on the basis of judgments made relating to economic, financial and market considerations. To maintain the correspondence between the composition and weightings of the stocks held by the SPY and the component stocks of the SPX, SSBTC adjusts the holdings of the SPY from time to time to conform to periodic changes in the identity and/or relative weightings of the component stocks. SSBTC aggregates certain of these adjustments and makes changes to the holdings of the SPY at least monthly or more frequently in the case of significant changes to the SPX. Any change in the identity or weighting of a component stock will result in a corresponding adjustment to the prescribed holdings of the SPY effective on any day that the New York Stock Exchange is open for business following the day on which the change to the SPX takes effect after the close of the market. The value of SPDRs fluctuates in relation to changes in the value of the holdings of the SPY. The market price of each individual SPDR may not be identical to the net asset value of such SPDR.

Although the SPY may at any time fail to own certain of the component stocks, the SPY will be substantially invested in the component stocks. It is possible that, for a short period of time, the SPY may not fully replicate the performance of the SPX due to temporary unavailability of certain component securities in the secondary market or due to other extraordinary circumstances. In addition, the SPY is not able to replicate exactly the performance of the SPX because the total return generated by the SPY's portfolio of stocks and cash is reduced by the expenses of the SPY and transaction costs incurred in adjusting the actual balance of the SPY's portfolio.

Description of the S&P 500® Index

The SPX is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX, discussed below in further detail, is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies as of a particular time compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. S&P Dow Jones Indices LLC chooses companies for inclusion in the SPX with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor's Stock Guide Database, which S&P Dow Jones Indices LLC uses as an assumed model for the composition of the total market. S&P Dow Jones Indices LLC may from time to time, in its sole discretion, add companies to or delete companies from the SPX to achieve these objectives.

Relevant criteria employed by S&P Dow Jones Indices LLC include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company. Ten main industry groups comprise the SPX: Information Technology, Financials, Consumer Staples, Health Care, Energy, Industrials, Consumer Discretionary, Utilities, Materials and Telecommunication Services. Changes in the SPX are reported daily in the financial pages of many major newspapers, on Bloomberg Professional® service under the symbol "SPX" and on the S&P Dow Jones Indices LLC website. Information contained in the S&P Dow Jones Indices LLC website is not incorporated by reference in, and should not be considered a part of, this document.

Computation of the SPX

Prior to March 2005, the Market Value of a component stock was calculated as the product of the market price per share and the total number of outstanding shares of the component stock. In March 2004, S&P Dow Jones Indices LLC announced that it would transition the SPX to float adjusted market capitalization weights. The transition began in March 2005 and was completed in September 2005. S&P Dow Jones Indices LLC's criteria for selecting stock for the SPX were not changed by the shift to float adjustment. However, the adjustment affects each company's weight in the SPX (i.e., its Market Value). Currently, S&P Dow Jones Indices LLC calculates the SPX based on the total float-adjusted market capitalization of each component stock, where each stock's weight in the SPX is proportional to its float-adjusted Market Value.

Under the float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company's outstanding shares. The float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

All shareholdings representing more than 5% of a stock's outstanding shares, other than holdings by "block owners," are removed from the float for purposes of calculating the SPX. Generally, these "control holders" will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, Employee Stock Ownership Plans, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares of a U.S. company traded in Canada as "exchangeable shares," are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block. For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 5% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by an index divisor (the "Divisor"). For companies with multiple classes of stock, S&P Dow Jones Indices LLC calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The SPX is also calculated using a base-weighted aggregate methodology: the level of the SPX reflects the total Market Value of all the component stocks relative to the SPX base period of 1941-43. The daily calculation of the SPX is computed by dividing the Market Value of the SPX component stocks by a Divisor, which is adjusted from time to time as discussed below.

The simplest capitalization weighted index can be thought of as a portfolio consisting of all available shares of the stocks in the index. While this might track this portfolio's value in dollar terms, it would probably yield an unwieldy number in the trillions. Therefore, the actual number used in the SPX is scaled to a more easily handled number, currently in the thousands, by dividing the portfolio Market Value by the Divisor.

Ongoing maintenance of the SPX includes monitoring and completing the adjustments for additions and deletions of the constituent companies, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs. Continuity in the level of the SPX is maintained by adjusting the Divisor for all changes in the SPX constituents' share capital after the base period of 1941-43 with the level of the SPX as of the base period set at 10. Some corporate actions, such as stock splits and stock dividends do not require Divisor adjustments because following a stock split or stock dividend, both the stock price and number of shares outstanding are adjusted by S&P Dow Jones Indices LLC so that there is no change in the Market Value of the component stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

To prevent the level of the SPX from changing due to corporate actions, all corporate actions which affect the total Market Value of the SPX also require a Divisor adjustment. By adjusting the Divisor for the change in total Market Value, the level of the SPX remains constant. This helps maintain the level of the SPX as an accurate barometer of stock market performance and ensures that the movement of the SPX does not reflect the corporate actions of individual companies in the SPX. All Divisor adjustments are made after the close of trading and after the calculation of the closing levels of the SPX. As noted in the preceding paragraph, some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the SPX and do not require Divisor adjustments.

The table below summarizes the types of index maintenance adjustments and indicates whether or not a Divisor adjustment is required.

Type of Corporate Action	Comments	Divisor Adjustment
Company added/deleted	Net change in market value determines Divisor adjustment.	Yes
Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back—share counts revised to reflect change.	Yes
Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No
Spin-off	If spun-off company is not being added to the index, the divisor adjustment reflects the decline in Index Market Value (i.e., the value of the spun-off unit).	Yes
Spin-off	Spun-off company added to the S&P 500® Index, no company removed from the Index.	No
Spin-off	Spun-off company added to the S&P 500® Index, another company removed to keep number of names fixed. Divisor adjustment reflects deletion.	Yes
Change in IWF	Increasing (decreasing) the IWF increases (decreases) the total market value of the index. The Divisor change reflects the change in market value caused by the change to an IWF.	Yes
Special dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in the S&P 500® Index Market Value.	Yes
Rights offering	Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.	Yes

Each of the corporate events exemplified in the table requiring an adjustment to the Divisor has the effect of altering the Market Value of the component stock and consequently of altering the aggregate Market Value of the Index component stocks (the "Post-

Event Aggregate Market Value"). In order that the level of the Index (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected component stock, a new Divisor ("New Divisor") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

Another large part of the S&P 500® Index maintenance process involves tracking the changes in the number of shares outstanding of each of the companies whose stocks are included in the S&P 500® Index. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the Index are updated as required by any changes in the number of shares outstanding and then the Index Divisor is adjusted accordingly. In addition, changes in a company's shares outstanding of 5% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions or exchange offers are made as soon as reasonably possible. Other changes of 5% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations or other recapitalizations) are made weekly, and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. If a 5% or more change causes a company's IWF to change by five percentage points or more (for example from 0.80 to 0.85), the IWF will be updated at the same time as the share change, except IWF changes resulting from partial tender offers will be considered on a case-by-case basis. Changes to an IWF of less than five percentage points are implemented at the next IWF review, which occurs annually. In the case of certain rights issuances, in which the number of rights issued and/or terms of their exercise are deemed substantial, a price adjustment and share increase may be implemented immediately.

.

The VANGUARD® FTSE EMERGING MARKETS ETF

Description of the Vanguard® FTSE Emerging Markets ETF

The Vanguard® FTSE Emerging Markets ETF (the "VWO") is an investment portfolio managed by The Vanguard Group, Inc. ("Vanguard"), the investment adviser to the VWO. The VWO is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol "VWO."

The Vanguard International Equity Index Funds (the "Vanguard Trust") is a registered investment company that consists of separate funds, each of which may consist of different share classes. Information provided to or filed with the SEC by the Vanguard Trust under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 033-32548 and 811-05972, respectively, through the SEC's website at http://www.sec.gov.

Investment Objective and Strategy

The VWO currently seeks to track the performance of the FTSE Emerging Index. The FTSE Emerging Index measures the investment return of stocks issued by companies located in emerging market countries. The VWO employs an indexing investment approach by investing substantially all, normally about 95%, of its assets in the common stocks included in the FTSE Emerging Index. The FTSE Emerging Index was developed by FTSE International Limited ("FTSE") and is calculated, maintained and published by FTSE. FTSE is under no obligation to continue to publish, and may discontinue or suspend the publication of the FTSE Emerging Index at any time.

Historically, the VWO sought to track the performance of the MSCI Emerging Markets Index. Starting in January of 2013, the VWO began a two-step transition process to instead track the performance of the FTSE. First, in January 2013, the VWO began tracking the performance of the FTSE Emerging Transition Index (the "Transition Underlying Index"), which operated until July 2013. Second, in July 2013, the Index Fund began to track the FTSE. The Transition Underlying Index was created to provide Vanguard with the ability to transition existing emerging markets funds to the FTSE over a period of approximately six months in a manner designed to reduce the impact on its existing fund shareholders. The Transition Underlying Index differed from the FTSE in the following ways:

- It contained Korean companies: FTSE classified South Korea as a developed market in September 2009, and since then, it has not been a member of FTSE's emerging indices. FTSE initially included the constituents of the FTSE Korea Index in the transition index universe, and then over a 25-week period, gradually reduced the weight of South Korea in the index.

- It contained P Chips: FTSE announced that it would move P Chips (as defined below) from Hong Kong (a developed market) to China (an emerging market) across all its indexes beginning March 18, 2013. In anticipation of this change, P Chips were included in the Transition Underlying Index from its launch. Subsequently, at the March 2013 review, FTSE removed P Chips from the Transition Underlying Index. A P Chip is a company controlled by mainland individuals, with the establishment and origin of the company in mainland China. A P Chip must be incorporated outside of the People's Republic of China and traded on the Stock Exchange of Hong Kong, with a majority of its revenue or assets derived from mainland China.

- It contained March 2013 indicative additions and deletions: FTSE has announced a list of indicative additions and deletions that would be applied at the March 2013 index reviews. These companies were incorporated into the Transition Underlying Index at the start of its calculation.

- It was based on actual free float: FTSE announced that beginning March 18, 2013, the Underlying Index would adopt actual free float percentages. In anticipation of this change, the Transition Underlying Index applied actual free float from its launch.

The VWO's holdings consist of companies from the following 22 countries: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Spain, Taiwan, Thailand, Turkey, and the United Arab Emirates.

Description of the FTSE Emerging Index

The Underlying Index is a market-capitalization, weighted index representing the performance of over 800 large and mid-cap companies in 21 emerging markets and is derived from the FTSE Global Equity Index Series. The FTSE Emerging Index was launched on June 30, 2000, with a base date of December 31, 1986, and a base value of 100.

The following criteria must be met before a country's companies can be included in the FTSE Emerging Index:

- permission for direct equity investment by non-nationals;
- availability of accurate and timely data;
- non-existence of any significant exchange controls which would prevent the timely repatriation of capital or dividends;
- the demonstration of significant international investor interest in the local equity market; and
- existence of adequate liquidity in the market.

A country's classification as developed, advanced emerging or secondary emerging is largely dependent on the following factors:
- wealth (GNI per capita);
- total stock market capitalization;
- breadth and depth of market;
- any restrictions on foreign investment;
- free flow of foreign exchange;
- reliable and transparent price discovery;
- efficient market infrastructure (trading, reporting and settlement systems, derivatives market, and other factors); and
- oversight by independent regulator.

Determining Company Nationality

A company will be allocated to a single country. If a company is incorporated in one country and has its sole listing in the same country, the company will be allocated to that country. In other circumstances, FTSE will refer the company to the FTSE Nationality Committee, which will decide the appropriate nationality for the company. If a company is incorporated in a country, has a listing in that country and listings in other countries, the FTSE Nationality Committee will normally assign the company to the country of incorporation. If a company is incorporated in a country, and is listed only in countries other than the country of incorporation, the FTSE Nationality Committee will normally allocate the company to the country with the greatest liquidity. If a company is incorporated in a country other than a developed country, has no listing in that country and is listed only in one or more developed countries, that company will only be eligible for the FTSE Global Equity Index Series inclusion if the country of incorporation is internationally recognized as having a low taxation status that has been approved by the FTSE Nationality Committee.

Eligible Securities

Most types of equity securities are eligible for the FTSE Emerging Index. Companies in the business of holding equity and other investments (e.g., investment trusts) which are assumed by the Industry Classification Benchmark as Subsector equity investment instruments and non-equity investment instruments which are assumed by the Industry Classification Benchmark as Subsector non-equity investment instruments are eligible for inclusion. Limited liability partnerships and limited liability companies are eligible for inclusion. Where a unit comprises equity and non-equity, it will not be eligible for inclusion. Convertible preferred shares and loan stocks are excluded until converted.

Adjustments Applied to Eligible Securities

Eligible companies may be subject to adjustment for free float and multiple classes, as described below. Free float restrictions include:

- shares directly owned by state, regional, municipal and local governments (excluding shares held by independently managed pension plans for governments);
- shares held by sovereign wealth funds where each holding is 10% or greater. If the holding subsequently decreases below 10%, the shares will remain restricted until the holding falls below 7%;
- shares held by directors, senior executives and managers of the company, and by their family and direct relations, and by companies with which they are affiliated;
- shares held within employee share plans;
- shares held by public companies or by non-listed subsidiaries of public companies;
- shares held by founders, promoters, former directors, founding venture capital and private equity firms, private companies and individuals (including employees) where the holding is 10% or greater. If the holding subsequently decreases below 10%, the shares will remain restricted until the holding falls below 7%;
- all shares where the holder is subject to a lock-up provision (for the duration of that provision);
- shares held for publicly announced strategic reasons, including shares held by several holders acting in concert; and
- shares that are subject to on-going contractual agreements (such as swaps) where they would ordinarily be treated as restricted.

Where there are multiple classes of equity capital in a company, all classes are included and priced separately, provided that:

- The secondary class's full market capitalization (i.e., before the application of any investability weightings) is greater than 25% of the full market capitalization of the company's principal class and the secondary class is eligible in its own right in all respects.
- All partly-paid classes of equity are priced on a fully-paid basis if the calls are fixed and are payable at known future dates. Those where future calls are uncertain in either respect are priced on a partly-paid basis.

Liquidity of Constituents

Each constituent security will be tested for liquidity by calculation of its median daily trading per month. The median trade is calculated by ranking each daily trade total and selecting the middle ranking day. Daily totals with zero trades are included in the ranking; therefore, a security that fails to trade for more than half of the days in a month will have a median trade of zero.

A non-constituent which does not turnover at least 0.05% of its outstanding shares (after the application of any free float weightings) based on its median daily trade per month for at least ten of the twelve months prior to a full market review will not be eligible for inclusion in the Index Series. An existing constituent which does not turnover at least 0.04% of its shares in issue (after the application of any free float weightings) based on its median daily trade per month for at least eight of the twelve months prior to a full market review will be removed. New issues which do not have a twelve month trading record must have a minimum three month trading record when reviewed. They must turnover at least 0.05% of their outstanding shares (after the application of any free float weightings) based on their median daily trade per month in each month since their listing.

If a company fails the liquidly test based on its underlying shares, its Depositary Receipts ("DR") may be considered for inclusion in the index if it passes the liquidity test in its own right and is traded on an exchange within the same regional time zone in which the underlying shares are listed. Where a company has both a DR and underlying shares listed, both securities will be tested separately for liquidity. The underlying share will be included if it passes the liquidity test in its own right. The DR will only be eligible for inclusion if the underlying share fails the liquidity test and the DR passes in its own right. Where the DR has been included, it will remain in the index until it either fails the liquidity test or the underlying share passes a future liquidity test with greater liquidity than the DR. In the event that the underlying share fails the liquidity test and the DR trades in a different time zone, but passes the test in its own right, the underlying share will be included as long as the DR is fully fungible (i.e., the DR can be converted into underlying shares and the underlying shares can be converted into DRs).

Calculation of the Underlying Index

Actual closing mid-market or last trade prices are used, where available, for constituent securities with local securities exchange quotations. The number of shares outstanding for each constituent security is expressed to the nearest share. To prevent a large number of insignificant weighting changes, the number of shares outstanding for each constituent security is amended only when the total outstanding shares included in the index system changes by more than 1% on a cumulative basis. Changes will be made quarterly after the close of business on the third Friday of March, June, September and December. The performance of the FTSE Global Equity Index Series on a given day is determined by calculating the percentage difference between (1) the index's market capitalization as at the close of that day, and (2) the market capitalization at the start of that day. "Start of the day" is defined as the previous day's close adjusted for capital changes, investability weight changes, additions and deletions.

THE WISDOMTREE® JAPAN HEDGED EQUITY FUND

Description of the WisdomTree® Japan Hedged Equity Fund

The WisdomTree® Japan Hedged Equity Fund (the "DXJ") is an investment portfolio maintained and managed by The Wisdom Tree Trust ("WTT"). Wisdom Tree Asset Management, Inc. ("WTAM") is currently the investment adviser to the DXJ, and Mellon Capital Management Corporation is the sub-adviser. The DXJ trades on the NYSE Arca, Inc. under the ticker symbol "DXJ."

WTT is a registered investment company that consists of numerous separate investment portfolios, including the DXJ. Information provided to or filed with the SEC by WTT under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-132380 and 811-21864, respectively, through the SEC's website at http://www.sec.gov.

Investment Objective and Strategy

The DXJ seeks investment results that closely correspond to the price and yield performance, before fees and expenses, of the WisdomTree® Japan Hedged Equity Index. The WisdomTree® Japan Hedged Equity Index seeks to provide returns based on the performance of Japanese equity securities, while mitigating or "hedging" against fluctuations between the value of the Japanese yen and the U.S. dollar. The DXJ holdings represented the following principal sectors: Consumer Discretionary, Industrials, Information Technology, Financials, Materials, Consumer Staples and Healthcare.

The DXJ employs a "passive management" – or indexing – investment approach designed to track the performance of the Underlying Index, as described below. The DXJ generally uses a "representative sampling" strategy to achieve its investment objective, meaning it generally will invest in a sample of securities in the WisdomTree® Japan Hedged Equity Index whose risk, return and other characteristics closely resemble the risk, return and other characteristics of the Underlying Index as a whole. Under normal circumstances, at least 95% of the DXJ's total assets (exclusive of collateral held from securities lending) will be invested in component securities of the WisdomTree® Japan Hedged Equity Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities. The DXJ also may invest its assets in cash and cash equivalents, as well as in shares of other investment companies, forward contracts, futures contracts, options on futures contracts, options and swaps.

To the extent the WisdomTree® Japan Hedged Equity Index concentrates (i.e., holds 25% or more of its total assets in the securities of a particular industry or group of industries), the DXJ will seek to concentrate its investments to approximately the same extent as the WisdomTree® Japan Hedged Equity Index.

Hedging of Currency Risk

The DXJ intends to enter into forward currency contracts or futures contracts designed to offset the DXJ's exposure to the Japanese yen. A forward currency contract is a contract between two parties to buy or sell a specific currency in the future at an agreed upon exchange rate. A foreign currency futures contract is a contract involving an obligation to deliver or acquire the specified amount of a specific currency, at a specified price and at a specified future time. The amount of forward contracts and futures contracts in the DXJ is based on the aggregate exposure of the DXJ and the WisdomTree® Japan Hedged Equity Index to the Japanese yen. While this approach is designed to minimize the impact of currency fluctuations on the DXJ's returns, it does not necessarily eliminate exposure to the yen. The return of the forward currency contracts and currency futures contracts may not perfectly offset the actual fluctuations between the yen and the U.S. dollar.

Description of the WisdomTree® Japan Hedged Equity Index

The WisdomTree® Japan Hedged Equity Index is a designed to measure the performance of the dividend-paying segment of the Japan stock market, while minimizing exposure to the Japanese yen fluctuations relative to the U.S. dollar. The WisdomTree® Japan Hedged Equity Index consists of dividend-paying companies incorporated in Japan and traded on the Tokyo Stock Exchange that derive less than 80% of their revenue from sources in Japan. By excluding companies that derive 80% or more of their revenue from Japan, the WisdomTree® Japan Hedged Equity Index is concentrated on dividend-paying companies with a more significant non-Japan revenue base. The companies included in the WisdomTree® Japan Hedged Equity Index typically have greater exposure to the value of global currencies and, in many cases, their business prospects historically have improved when the value of the Japanese yen has declined and have weakened when the value of the Japanese yen has increased. Constituent securities are weighted based on dividends paid over the prior annual cycle. The WisdomTree® Japan Hedged Equity Index tracks the performance of the WisdomTree® Japan Dividend Index (the "WT Japan Dividend Index") absent the effect of the fluctuation of the Japanese Yen against the U.S. dollar. The WisdomTree® Japan Hedged Equity Index is calculated in U.S. dollars and published daily on Bloomberg under the ticker symbol "WTIDJH." The WisdomTree® Japan Hedged Equity Index was established with a base value of 100 on February 1, 2010.

Wisdom Tree Investments, Inc. ("WTI"), as index provider, currently uses Standard & Poor's Global Industry Classification Standards to define companies in each sector. The following sectors are currently included in the WisdomTree® Japan Hedged Equity Index: consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, telecommunication services and utilities.

Objectives and Guiding Principles of the WisdomTree® Japan Hedged Equity Index

The selection and weighting methodology of the WisdomTree® Japan Hedged Equity Index are identical to those of the WT Japan Dividend Index, as described below. The WisdomTree® Japan Hedged Equity Index is designed to remove from index performance the impact of changes to the value of the Japanese yen relative to the U.S. dollar. In this sense, the WisdomTree® Japan Hedged Equity Index attempts to "hedge" against fluctuations in the relative value the Japanese yen against the U.S. dollar. The WisdomTree® Japan Hedged Equity Index is designed to have higher returns than the WT Japan Dividend Index when the yen is weakening relative to the U.S. dollar. Conversely, the WisdomTree® Japan Hedged Equity Index is designed to have lower returns than the WT Japan Dividend Index when the yen is rising relative to the U.S. dollar.

Calculation of the WisdomTree® Japan Hedged Equity Index

The WisdomTree® Japan Hedged Equity Index hedges the currency effects of the WT Japan Dividend index using the following calculation:

$$Tracked\ Index_1 = WT\ Japan\ Dividend\ Index_0 * \left(\frac{WT\ Japan\ Dividend\ Index_1}{WT\ Japan\ Dividend\ Index_0} + HedgeRet_1 \right)$$

$$HedgeRet_1 = \frac{SpotRate_{m0}}{ForwardRate_{m0}} - \frac{SpotRate_{m0}}{SpotRate_{md} + \left(\frac{D-d}{D}\right) * \left(ForwardRate_{md} - SpotRate_{md}\right)}$$

Where:

- Forward Rate = WM/Reuters one-month forward rate in Japanese yen per U.S. dollar (as published by the W/M Reuters to reflect the spot rate in Japanese yen per U.S. dollar one month in the future);

- Spot Rate = spot rate in Japanese yen per U.S. dollar;

- m=month, d= 1, 2, 3,... D calendar days (i.e., md is day d for month m and m0 is the last day of month m-1). D=Total number days in month.

Membership Criteria

The WisdomTree® Japan Hedged Equity Index consists only of companies that:

- meet the minimum liquidity requirements established by WTI, including the requirement that shares of such component companies must have traded at least 250,000 shares per month for each of the six months preceding the annual screening date;

- are incorporated in Japan;

- list their shares on the Tokyo Stock Exchange;

- have paid at least $5 million in cash dividends on common stock shares in the annual cycle prior to the annual reconstitution;

- have a market capitalization of at least $100 million on the annual screening date; and

- have an average daily dollar volume of at least $100,000 for three months preceding the annual screening date.

Common stocks, Real Estate Investment Trusts, tracking stocks and holding companies are eligible for inclusion. American Depositary Receipts, Global Depositary Receipts and European Depositary Receipts, limited partnerships, royalty trusts, passive foreign investment companies, preferred stocks, closed-end funds, exchange-traded funds and derivative securities such as warrants and rights are not eligible.

Weighting of the WisdomTree® Japan Hedged Equity Index

The WisdomTree® Japan Hedged Equity Index is a modified capitalization-weighted index that employs a weighting formula designed to reflect the effect that dividends play in the total return of the WisdomTree® Japan Hedged Equity Index. The initial weight of an index component at the annual reconstitution, the "Cash Dividend Factor," is derived by multiplying the U.S. dollar value of the company's annual dividend per share by the number of common shares outstanding for that company. The Cash Dividend Factor is calculated for every index component and then summed. Each component's weight is equal to its Cash Dividend Factor divided by the sum of all Cash Dividend Factors for all the components in the WT Japan Dividend Index, and is set immediately after the close of trading on the third Wednesday of June. New component weights take effect before the opening of trading on the first Monday following the third Friday of June (the "International Reconstitution Date"). Special dividends are not included in the computation of the weight.

The WT Japan Dividend Index is modified, and all other components in the WT Japan Dividend Index are rebalanced at the close of the current calendar quarter should the following occur:

- if any company achieves a weighting equal to or greater than 24.0% of the WT Japan Dividend Index, its weighting will be reduced to 20.0%; or

- if the "collective weight" of index components whose individual current weights equal or exceed 5.0% of the WT Japan Dividend Index, when added together, equal or exceed 50.0% of the WT Japan Dividend Index, the weightings of those component securities will be reduced so that their collective weight equals 40.0% of the WT Japan Dividend Index.

Further iterations of the adjustments may occur until no company or group of companies violate the rules described above.

If any sector achieves a weight equal to or greater than 25% of the WT Japan Dividend Index, the weights of companies will be proportionally reduced to 25% as of the annual screening date. In response to market conditions, sector weights may fluctuate above 25% between annual screening dates.

The weight of an index component of the WT Japan Dividend Index is calculated as follows:

Si{SiPi Ei}

Div

Where:

- Si = Number of shares in the index for security I;

- Pi = Price of security I;

- Ei = U.S. dollars per Japanese yen; if the security price is in U.S. dollars, Ei = 1; and

- Div = Divisor.

Dividend Treatment

The WisdomTree® Japan Hedged Equity Index is calculated to capture price appreciation and total return, which assumes dividends are reinvested in the index securities. Where information is available about both gross and net dividends, the WisdomTree® Japan Hedged Equity Index assumes reinvestment of net dividends. Normal dividend payments are reinvested and accounted for in the WisdomTree® Japan Hedged Equity Index, while special dividends that are not reinvested in the index require index divisor adjustments to prevent the distribution from distorting the price index.

Multiple Share Classes

In the event that a component company issues multiple classes of shares of common stock, each class of shares will be included in the WT Japan Dividend Index, provided that dividends are paid on those shares. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the WT Japan Dividend Index.

Index Maintenance

Index maintenance includes monitoring and implementing the adjustments for company deletions, stock splits, stock dividends, spins-offs, or other corporate actions. Some corporate actions, such as stock splits, stock dividends, and rights offerings require changes in the WT Japan Dividend Index shares and the stock prices of the component companies in the WT Japan Dividend Index. Some corporate actions, such as stock issuances, stock buybacks, warrant issuances, increases or decreases in dividend per share between reconstitutions, do not require changes in the WT Japan Dividend Index shares or the stock prices of the component companies in the index. Other corporate actions, such as special dividends and entitlements, may require index divisor adjustments. Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate actions. Whenever possible, changes to the WT Japan Dividend Index's components, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.

Component Changes

Additions will be made at the annual reconstitution according to the inclusion criteria defined above. Changes are implemented before the opening of trading the International Reconstitution Date. No additions are made between annual reconstitutions. Shares of the following companies will deleted from the WT Japan Dividend Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the WT Japan Dividend Index if:

- a component company is re-incorporated outside Japan;

- a component company cancels its dividend payments;

- a component company files for bankruptcy; or

- a component company is de-listed or acquired by a company outside of the WisdomTree® Japan Hedged Equity Index.

Companies being acquired will be deleted from the WisdomTree® Japan Hedged Equity Index immediately before the effective date of the acquisition or upon notice of a suspension of trading in the stock of the company that is being acquired. If a component company is acquired by another company in the WT Japan Dividend Index for stock, the acquiring company's shares and weight in the WisdomTree® Japan Hedged Equity Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date.

Component companies that reclassify their shares (i.e., that convert multiple share classes into a single share class) remain in the WT Japan Dividend Index, although index shares are adjusted to reflect the reclassification.

Spin-Offs and Initial Public Offerings

If a company is spun-off from an existing component company and pays a regular cash dividend, it is not allowed into the WisdomTree® Japan Hedged Equity Index until the next annual reconstitution, provided it meets all other inclusion requirements described above. If the spin-off shares of publicly traded companies are included with their parent company in the WT Japan Dividend Index, the weights of the parent company and remaining components are adjusted proportionately to reflect the change in the composition. Companies that affect an initial public offering and that pay regular cash dividends and that meet all other index inclusion requirements must wait until the next annual reconstitution to be included in the WT Japan Dividend Index.

Index Divisor Adjustments

Changes in the WT Japan Dividend Index market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the WT Japan Dividend Index's continuity. By adjusting the divisor, the WT Japan Dividend Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described above, or combinations of different types of corporate events and other exceptional cases, WTI reserves the right to determine the appropriate implementation method.

ADDITIONAL TERMS OF THE NOTES

Market Disruption Event

"Market Disruption Event" with respect to an Index Fund means any Scheduled Trading Day on which any Relevant Exchange or Related Exchange for that Index Fund fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the calculation agent determines is material,

i. Any suspension of or limitation imposed on trading by any Relevant Exchanges or Related Exchanges or otherwise, whether by reason of movements in price exceeding limits permitted by the Relevant Exchanges or Related Exchanges or otherwise, (A) relating to shares of such Index Fund, (B) relating to the stocks or other securities then constituting 20% or more of the value of the securities that are assets of such Index Fund or the level of the Underlying Index of such Index Fund; or (C) in futures or options contracts relating to such Index Fund or the assets of such Index Fund or the Underlying Index of such Index Fund, on any Related Exchange;

ii. Any event (other than any event described in (iii) below) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (A) to effect transactions in, or obtain market values for shares of such Index Fund; (B) to effect transactions in, or obtain market values for the stocks or other securities then constituting 20% or more of the value of the securities that are assets of such Index Fund or the level of the Underlying Index of such Index Fund; or (C) to effect transactions in, or obtain market values for, futures or options contracts relating to such Index Fund or the assets of such Index Fund or the Underlying Index of such Index Fund on any Related Exchange; or

iii. The closure on any Scheduled Trading Day of any Relevant Exchange or any Related Exchange relating to shares of such Index Fund or relating to any stocks or other securities then constituting 20% or more of the value of the securities that are assets of the Index Fund or the level of the Underlying Index of such Index Fund prior to its Scheduled Closing Time unless the earlier closing time is announced by the Relevant Exchange or Related Exchange at least one hour prior to the earlier of (A) the actual closing time for the regular trading session on such exchange; or (B) the submission deadline for orders to be entered on the Relevant Exchange or Related Exchange for execution at the close of trading on that day.

"Related Exchange" for an Index Fund means each exchange or quotation system or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to such Index Fund or the assets of such Index Fund or the Underlying Index of such Index Fund has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such Index Fund or the assets of such Index Fund or the Underlying Index of such Index Fund on such temporary substitute exchange or quotation system as on the original Related Exchange) on which futures or options contracts relating to such Index Fund or the assets of such Index Fund or the Underlying Index of such Index Fund are traded and where such trading has a material effect (as determined by the calculation agent) on the overall market for futures or options related to the assets of such Index Fund or the Underlying Index of such Index Fund or the shares or depositary receipts, as applicable, of the Index Fund.

"Relevant Exchange" means any exchange or quotation system for shares or depositary receipts, as applicable, of the Index Fund or assets of the Index Fund or any stock then included in the Underlying Index, where trading has a material effect (as determined by the calculation agent) on the overall market for trading of such securities.

"Scheduled Closing Time" means the scheduled weekday closing time of the Relevant Exchange or Related Exchange, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled Trading Day" for an Index Fund means any day on which all of the Relevant Exchanges and Related Exchanges for such Index Fund are scheduled to be open for trading for their respective regular trading sessions.

Coupon Payment Dates, Call Payment Dates and Maturity Date

If (1) a day on which a coupon payment is scheduled to be made (a "Coupon Payment Date"), (2) the date payment is to be made if the Notes are called (a "Call Payment Date") or (3) the maturity date stated in the applicable free writing prospectus or pricing supplement is not a business day, the amounts payable will be paid on the next following business day and no interest will be paid in respect of such postponement. The calculation agent may postpone a date on which the coupon due is determined (a "Coupon Determination Date"), and therefore the related Coupon Payment Date; the date on which it is determined if the Notes will be called (a "Call Observation Date"), and therefore the related Call Payment Date; or the Final Valuation Date, and therefore the maturity date, in each case if a Market Disruption Event occurs or is continuing on a day that would otherwise be a Coupon Determination Date, Call Observation Date or the Final Valuation Date, as applicable. We describe the effect of Market Disruption Events under "Valuation Dates" and "Market Disruption Events" below.

Observation Periods

For Notes where the Reference Asset is a single Index Fund:

If any date during a period in which the Reference Asset is observed either continuously or at market close for the occurrence of a knock-out or other event ("an "Observation Period") is not a Scheduled Trading Day, such date will be excluded from the Observation Period. If a Market Disruption Event exists on any date during an Observation Period (other than a Valuation Date), then such date will be excluded from the Observation Period, unless a Market Disruption exists or continues for five or more consecutive Scheduled Trading Days during an Observation Period, in which case such fifth consecutive day and each following day in the Observation Period until the occurrence of a Scheduled Trading Day without a Market Disruption Event will nonetheless be part of the Observation Period and the calculation agent will determine the official closing price with respect to the Reference Asset each such date in good faith and in its sole discretion using its estimate of the exchange traded price for such Index Fund that would have prevailed but for that Market Disruption Event. If a Valuation Date that is part of an originally scheduled Observation Period is postponed, then the Observation Period will be extended to include such Valuation Date as postponed.

For Notes where the Reference Asset is a basket of Index Funds:

If any date during an Observation Period is not a Scheduled Trading Day for any Index Fund, such date will be excluded from the Observation Period for that Index Fund. If a Market Disruption Event exists on any date during an Observation Period (other than a Valuation Date) for an Index Fund, then such date will be excluded from the Observation Period for such Index Fund, unless a Market Disruption exists or continues for five or more consecutive Scheduled Trading Days during an Observation Period, in which case such fifth consecutive day and each following day in the Observation Period until the occurrence of a Scheduled Trading Day without a Market Disruption Event will nonetheless be part of the Observation Period for such Index Fund and the calculation agent will determine the official closing price with respect to such Index Fund each such date in good faith and in its sole discretion using its estimate of the exchange traded price for such Index Fund that would have prevailed but for that Market Disruption Event. For each Index Fund that makes up the Reference Asset, the calculation agent will determine whether a Market Disruption Event exists with respect to each Index Fund independent from other Index Funds. Therefore, a Market Disruption Event may exist for certain Index Funds and not exist for other Index Funds. If a Valuation Date that is part of an originally scheduled Observation Period is postponed for an Index Fund, then the Observation Period for such Index Fund will be extended to include such Valuation Date as postponed. If no Market Disruption Event exists with respect to an Index Fund on the originally scheduled Valuation Date, any determination made during such Observation Period will be made on the originally scheduled Valuation Date with respect to such Index Fund, irrespective of the existence of a Market Disruption Event with respect to any other Index Fund.

Business Day

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Any payment on the Notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the Notes on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Valuation Dates

Unless otherwise specified in the applicable free writing prospectus or pricing supplement, the performance of the Notes is calculated based on the value of the Reference Asset on the Coupon Determination Dates, Call Observation Dates or one or more other dates during the term of the Notes (each such date a "Valuation Date," and the last of such dates, or if there is only one such date, the "Final Valuation Date").

For Notes where the Reference Asset is a single Index Fund:

If a Valuation Date as set forth in the applicable free writing prospectus or pricing supplement is not a Scheduled Trading Day, then such Valuation Date will be the next succeeding day that is a Scheduled Trading Day. If a Market Disruption Event exists on a Valuation Date, then such Valuation Date will be the next Scheduled Trading Day on which there is no Market Disruption Event. If a Market Disruption Event exists or continues for five consecutive Scheduled Trading Days, then the fifth of such consecutive Scheduled Trading Days will nonetheless be the Valuation Date or Final Valuation Date, as applicable, and the calculation agent will determine the official closing price with respect to such Reference Asset on that date in good faith and in its sole discretion using its estimate of the exchange traded price for such Index Fund that would have prevailed but for that Market Disruption Event. For the avoidance of doubt, if Valuation Dates are scheduled to be within five Scheduled Trading Days of each other, a Market Disruption Event on the first such scheduled Valuation Date could cause one or more Valuation Dates to occur simultaneously. If a Coupon Determination Date, Call Observation Date or Final Valuation Date is postponed, then the related Coupon Payment Date, Call Payment Date or maturity date will also be postponed by the same number of business days and no interest will be paid in respect of such postponement.

For Notes where the Reference Asset is a basket of Index Funds:

If a Valuation Date as set forth in the applicable free writing prospectus or pricing supplement is not a Scheduled Trading Day for an Index Fund, then such Valuation Date for such Index Fund will be the next succeeding day that is a Scheduled Trading Day for such Index Fund. For each Index Fund that makes up the Reference Asset, the calculation agent will determine whether a Market Disruption Event exists on a Valuation Date with respect to each Index Fund independent from other Index Funds. Therefore, a Market Disruption Event may exist for certain Index Funds and not exist for other Index Funds. If a Market Disruption Event exists on a Valuation Date for an Index Fund, then such Valuation Date for such Index Fund will be the next Scheduled Trading Day for which there is no Market Disruption Event for that Index Fund. If a Market Disruption Event exists or continues for five consecutive Scheduled Trading Days, then that fifth Scheduled Trading Day will nonetheless be the Valuation Date for such Index Fund and the calculation agent will determine the official closing price of such Index Fund on that date in good faith and in its sole discretion using its estimate of the exchange traded price for such Index Fund that would have prevailed but for that Market Disruption Event. For the avoidance of doubt, if Valuation Dates are scheduled to be within five Scheduled Trading Days of each other, a Market Disruption Event on the first such scheduled Valuation Date could cause one or more Valuation Dates to occur simultaneously. If no Market Disruption Event exists with respect to an Index Fund on the originally scheduled Valuation Date, the determination of such Index Fund's price will be made on the originally scheduled Valuation Date, irrespective of the existence of a Market Disruption Event with respect to any other Index Fund. If a Coupon Determination Date, Call Observation Date or Final Valuation Date is postponed, then the related Coupon Payment Date, Call Payment Date or maturity date will also be postponed by the same number of business days and no interest will be paid in respect of such postponement.

Antidilution and Reorganization Adjustments

Following the declaration by an Index Fund of the terms of any Potential Adjustment Event (as defined below), the calculation agent will determine whether that Potential Adjustment Event has a diluting or concentrative effect on the theoretical value of such Index Fund and, if the calculation agent determines either to be the case, it will make such calculations and adjustments to the terms of the Notes as may be necessary in order to account for the economic effect of such event.

For purposes hereof, "Potential Adjustment Event" means the occurrence of any of the following after the issue date of the Notes:

a. a subdivision, consolidation or reclassification of the shares or depositary receipts, as applicable, of an Index Fund (other than a Merger Event), or a free distribution or dividend of any shares or any depositary receipts of such Index Fund to existing holders by way of bonus, capitalization or similar issue;

b. a distribution or dividend to existing holders of the shares or depositary receipts, as applicable, of an Index Fund of (A) shares or depositary receipts, as applicable, of such Index Fund, or (B) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of such Index Fund equally or proportionately with such payments to holders of those shares or depositary receipts, as applicable, or (C) other types of securities, rights or warrants or other assets, in any case for payment (cash or other) at less than the prevailing market price as determined by the calculation agent;

c. an extraordinary dividend of an Index Fund;

d. a call by an Index Fund in respect of shares or depositary receipts, as applicable, of such Index Fund that are not fully paid;

e. a repurchase by an Index Fund of shares or depositary receipts, as applicable, of such Index Fund whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise;

f. only in the case of the Index Funds that are trusts, the making of any amendment or supplement to the terms of the depositary trust agreement; or

g. any other similar event that may have a diluting or concentrative effect on the theoretical value of the shares or depositary receipts, as applicable, of an Index Fund.

Delisting or Suspension of Trading in the Shares of an Index Fund and Termination of an Index Fund

If a Delisting (as defined below) occurs, then the calculation agent may make such adjustments the terms of the Notes as the calculation agent, in its sole discretion, determines appropriate to account for the economic effect on the Notes of the applicable Delisting, including, but not limited to determining in a commercially reasonable manner the value of the applicable Index Fund impacted by such event following the Announcement Date (as defined below) and utilizing such value as the value of the Index Fund calculated on or following the Announcement Date until the stated maturity date of the Notes.

A share delisting ("Delisting") shall be deemed to have occurred if at any time during the period from and including the original issue date of the applicable Notes to and including the Final Valuation Date the shares or depositary receipts of an Index Fund cease to be listed on the Relevant Exchange for those shares or depositary receipts for any reason, or trading of such shares or depositary receipts, as applicable, is suspended on, and is not immediately re-listed on a Successor Exchange which is the New York Stock Exchange, the NYSE Arca, the NASDAQ Global Market or a successor in interest (a "Successor Exchange"). If the shares or depositary receipts of an Index Fund are immediately re-listed on a Successor Exchange, then such shares or depositary receipts of an Index Fund shall continue to be deemed to be the shares or depositary receipts of an Index Fund for all purposes relating to the Notes, including for purposes of determining whether a Market Disruption Event exists.

If a Delisting occurs and a major U.S. exchange or market lists or approves for trading successor or substitute securities that the calculation agent determines, in its sole discretion, to be comparable to an Index Fund (any such trading successor or substitute securities, the "Successor Securities"), such Successor Securities will be deemed to be such Index Fund for all purposes relating to the Notes, including for purposes of determining whether a Market Disruption Event exists.

If an Index Fund is liquidated or otherwise terminated (a "Termination Event"), the value of the shares or depositary receipts, as applicable, of such Index Fund will be determined by the calculation agent in accordance with the procedures below.

If a Termination Event has occurred with respect to an Index Fund and if the Reference Sponsor or another entity publishes a successor or substitute Index Fund that the calculation agent determines to be comparable to such Index Fund, then the value of such Index Fund will be determined by reference to the value of that comparable Index Fund, which we refer to as a "Successor Index Fund."

If a Termination Event has occurred with respect to an Index Fund and the Reference Sponsor discontinues publication of such Index Fund and the calculation agent determines that no Successor Index Fund is available, or is no longer published from the date of the Termination Event up to and including a Valuation Date or the Final Valuation Date, as applicable, then the calculation agent may, in its sole discretion, calculate the appropriate price of the shares or depositary receipts, as applicable, for the relevant Index Fund by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate such Index Fund.

If a Successor Index Fund is selected for an Index Fund or the calculation agent calculates a value as a substitute for an Index Fund as described above, such Successor Index Fund or value, as the case may be, will be substituted for such Index Fund for all purposes of the Notes, including for purposes of determining whether a Market Disruption Event occurs.

The "Announcement Date" means in the case of a Delisting, the day of the first public announcement by the Relevant Exchange that the Index Fund will cease to trade or be publicly quoted on such Relevant Exchange.

Notwithstanding the above alternative arrangements, the liquidation or termination of an Index Fund may adversely affect the market value of the Notes.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on the holders of Notes, absent manifest error.

Merger Event and Tender Offer

Exchange for Marketable Securities

If a Merger Event or Tender Offer (each as defined below) occurs and the shares or depositary receipts of an Index Fund are exchanged solely for new shares or depositary receipts that are publicly quoted, traded or listed on an exchange or quotation system located in the same country as the Relevant Exchange for such shares or depositary receipts and that are not subject to any currency exchange controls, trading restrictions or other trading limitations (such shares, the "Marketable Securities"), then the calculation agent will adjust such terms and conditions of the Notes as the calculation agent determines appropriate to account for the exchange ratio applicable to the exchange of such shares or depositary receipts for Marketable Securities and such Marketable Securities shall be deemed such shares or depositary receipts for purposes of the Notes.

Exchange for a Combination of Marketable Securities and Cash

If a Merger Event or Tender Offer occurs and the applicable shares or depositary receipts of an Index Fund are exchanged solely for a combination of cash and Marketable Securities, then the calculation agent may adjust such terms and conditions of the Notes as the calculation agent determines appropriate to account for the exchange ratio applicable to the exchange of the share or depositary receipts for Marketable Securities and such Marketable Securities shall be deemed the shares or depositary receipts for purposes of the Notes. For purposes of determining the number of Marketable Securities that replaces one share or depositary receipt, the cash portion of property distributed pursuant to the applicable Merger Event or Tender Offer shall be converted to Marketable Securities by the calculation agent in a commercially reasonable manner.

Exchange for Cash

If a Merger Event or Tender Offer occurs and the applicable shares or depositary receipts of an Index Fund are exchanged solely for cash, then the calculation agent shall make such adjustments to the terms of the Notes as the calculation agent, in its sole discretion, determines appropriate to account for the economic effect on the Notes of the applicable Merger Event or Tender Offer, including, but not limited to utilizing the cash amount distributed with respect to the applicable share or depositary receipt of an Index Fund as the price of such share or depositary receipt of an Index Fund for purposes of determining the value of the Reference Asset calculated on or following the Approval Date (as defined below) until the stated maturity date of the Notes.

Exchange for Other Types of Property

If a Merger Event or Tender Offer occurs and any distribution of property is made on a share or depositary receipt of an Index Fund and such property does not consist solely of Marketable Securities and/or cash, then the calculation agent shall make such adjustments to the terms of the Notes as the calculation agent deems appropriate to account for the economic effect on the Notes of the applicable Merger Event or Tender Offer.

In connection with certain Merger Events or Tender Offers, a holder of a share or depositary receipt of an Index Fund may be offered a choice to receive different types or combinations of types of property in exchange for such share or depositary receipt. In such case, for purposes of this section, such merger or tender offer shall be categorized by referring to the types and amounts of each type of property that would be distributed by default to a holder of shares or depositary receipts who makes no affirmative election.

The "Approval Date" is the closing date of a Merger Event or, in the case of a Tender Offer, the date on which the person or entity making the tender offer acquires, or acquires the right to obtain the relevant percentage of the voting shares of the Index Fund, or if such date is not a Scheduled Trading Day, the immediately following Scheduled Trading Day.

A "Merger Event" shall mean, in respect of any share or depositary receipt of an Index Fund, any (i) reclassification or change of the shares or depositary receipts of an Index Fund that results in a transfer of or an irrevocable commitment to transfer all shares or depositary receipts of an Index Fund outstanding, (ii) consolidation, amalgamation or merger of the applicable Index Fund with or into another entity (other than a consolidation, amalgamation or merger of the applicable Index Fund with or into another entity and which does not result in any such reclassification or change of all of such shares or depositary receipts outstanding), (iii) a takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person to purchase or otherwise obtain 100% of the outstanding shares of the applicable Index Fund, that results in a transfer of or an irrevocable commitment to transfer all such shares (other than such shares owned or controlled by the offeror), or (iv) consolidation, amalgamation, merger or binding share exchange of the Index Fund, or its subsidiaries, with or into another entity in which the Index Fund is the continuing entity and which does not result in a reclassification or change of the shares or depositary receipts of an Index Fund (other than shares or depositary receipts of an Index Fund owned or controlled by that other entity immediately prior to such event) collectively representing less than 50% of the outstanding shares or depositary receipts of an Index Fund immediately following such event, in each case if the merger date is on or before a Valuation Date.

A "Tender Offer" shall mean, in respect of the voting shares of an Index Fund, any takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person that results in that entity or person purchasing, or otherwise obtaining or having the right to obtain, by conversion or other means, not less than 10% of the outstanding voting shares of an Index Fund as determined by the calculation agent, based upon the making of filings with governmental or self-regulatory agencies or such other information as the calculation agent deems relevant.

Notwithstanding these alternative arrangements, a Merger Event or Tender Offer may affect the Reference Asset in a manner that adversely affects the value of the Notes.

Index Fund Alteration Event

If an Index Fund Alteration Event (as defined below) occurs, the calculation agent may, in its sole discretion, accelerate the stated maturity date to the day which is ten business days after the Event Date (as defined below). The calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in the applicable free writing prospectus or pricing supplement. The Notes so accelerated will not be entitled to any additional payments.

The "Event Date" means the earlier of (i) the day of the first public announcement of the occurrence of an Index Fund Alteration Event, or (ii) the day the calculation agent determines, in its sole discretion, to be the effective date on which the Index Fund Alteration Event has occurred.

An "Index Fund Alteration Event" shall mean, with respect to any Index Fund, (i) the resignation, termination, change in control or replacement of the investment adviser to the Index Fund, (ii) any change or modification of the mandate, risk profile, prospectus, statement of additional information, articles of incorporation, investment management agreement or annual or semi-annual report, or material change in any other rule, law, regulation, similar guideline, constitutional document, report or other document governing the investment by the Index Fund of its assets that could reasonably be expected to affect the price of shares of the Index Fund or the rights or remedies of holders thereof (in each case, as determined by the calculation agent) from those prevailing on the issue date of the Notes, (iii) any breach or violation of any strategy or investment guidelines stated in its mandate, risk profile, prospectus, statement of additional information, articles of incorporation, investment management agreement or annual or semi-annual report or other document governing the investment by the Index Fund of its assets that could reasonably be expected to affect the price of shares of the Index Fund or the rights or remedies of holders thereof (in each case, as determined by the calculation agent), (iv) the Index Fund or the investment adviser to the Index Fund ceases to exist, (v) the shares of the Index Fund are reclassified or the underlying index that the Index Fund tracks changes (or, where the Index Fund does not track an underlying index, there is a material change (as determined by the calculation agent) in the composition of the securities held by the Index Fund) or the Index Fund is acquired by or aggregated to another fund, whose mandate, risk-profile and/or benchmark is deemed by the calculation agent to be different from the mandate, risk-profile and/or benchmark in effect on the issue date of the Notes (or any proposal for the foregoing occurs), (vi) (a) any cancellation, suspension or revocation of the registration or approval of the shares of the Index Fund, the Index Fund or the investment adviser of the Index Fund by any governmental, legal or regulatory entity with authority over such shares of the Index Fund, Index Fund or its investment adviser, (b) any change in the legal, tax, accounting, or regulatory treatment of the Index Fund or the investment adviser of the Index Fund that is reasonably likely to have an adverse impact on the price of such shares of the Index Fund or any investors therein, or (c) the Index Fund, the investment adviser of the Index Fund or any of the fund administrator, manager, trustee or similar person with the primary administrative responsibilities for the Index Fund (the "Fund Administrator") becoming subject to any investigation, proceeding or litigation by any relevant governmental, legal or regulatory authority involving the alleged violation of applicable law for any activities relating to or resulting from the operation of the Index Fund, the investment adviser of the Index Fund or the Fund Administrator, or (vii) the Fund Administrator and/or the investment adviser of the Index Fund are affected by bankruptcy, insolvency, dissolution, or winding up proceedings.

Notwithstanding these alternative arrangements, an Index Fund Alteration Event may affect the Index Fund in a manner that adversely affects the value of the Notes.